Exhibit 99.1

JBS N.V.
Condensed interim financial statements
As of June 30, 2025 and 2024
In thousands of Brazilian Reais - R$

i

Statements of financial position

In thousands of Brazilian Reais - R$

	Note	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	13,745,075	34,761,540
Margin cash	3	2,451,535	845,581
Trade accounts receivable	4	19,937,381	23,131,584
Inventories	5	34,313,727	31,060,507
Biological assets	6	10,009,338	9,958,599
Recoverable taxes	7	3,562,067	3,949,002
Derivative assets	26	1,021,346	523,049
Other current assets		2,043,587	1,788,594
TOTAL CURRENT ASSETS		87,084,056	106,018,456

NON-CURRENT ASSETS
Recoverable taxes	7	9,755,406	8,746,343
Biological assets	6	3,185,662	3,209,059
Related party receivables	8	—	479,006
Deferred income taxes	9	2,841,907	4,032,292
Other non-current assets		2,695,823	1,664,118
		18,478,798	18,130,818

Investments in equity-accounted investees, associates and joint venture	10	1,193,516	237,238
Property, plant and equipment	11	70,383,405	72,950,746
Right of use assets	12.1	8,780,137	9,888,317
Intangible assets	13	10,297,016	11,165,949
Goodwill	14	31,979,859	33,544,518

TOTAL NON-CURRENT ASSETS		141,112,731	145,917,586

TOTAL ASSETS		228,196,787	251,936,042

The accompanying notes are an integral part of these condensed interim financial statements.

1

Statements of financial position

In thousands of Brazilian Reais - R$

	Note	June 30, 2025	December 31, 2024
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	27,384,937	33,844,098
Supply chain finance	15	5,633,704	4,512,390
Loans and financing	16	5,633,371	12,906,149
Income taxes	17	693,734	1,442,971
Other taxes payable	17	666,392	704,277
Payroll and social charges	18	7,474,712	8,890,600
Lease liabilities	12.2	1,918,986	2,078,637
Dividends payable		879	2,220,687
Provisions for legal proceedings	19	865,665	1,738,822
Derivative liabilities	26	2,135,263	1,027,793
Other current liabilities		4,067,906	2,817,627
TOTAL CURRENT LIABILITIES		56,475,549	72,184,051

NON-CURRENT LIABILITIES
Loans and financing	16	100,735,301	106,771,172
Income and other taxes payable	17	2,223,609	2,518,130
Payroll and social charges	18	1,458,182	2,184,137
Lease liabilities	12.2	7,744,278	8,658,990
Deferred income taxes	9	5,955,700	6,782,370
Provisions for legal proceedings	19	1,149,759	1,341,615
Related party payables	8	1,259,114	—
Derivative liabilities	26	449,939	619,766
Other non-current liabilities		286,860	505,385
TOTAL NON-CURRENT LIABILITIES		121,262,742	129,381,565

EQUITY	20
Share capital - common shares		171,262	23,576,206
Capital reserve		39,349,164	(747,381)
Other reserves		—	24,842
Profit reserves		(2,943)	18,347,227
Accumulated other comprehensive loss		333,017	3,579,973
Retained earnings		6,098,939	—
Attributable to company shareholders		45,949,439	44,780,867
Attributable to non-controlling interest		4,509,057	5,589,559
TOTAL EQUITY		50,458,496	50,370,426
TOTAL LIABILITIES AND EQUITY		228,196,787	251,936,042

The accompanying notes are an integral part of these condensed interim financial statements.

2

Statements of income for the six-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Six-month period ended June 30,
	Note	2025	2024

NET REVENUE	21	233,101,016	189,753,401
Cost of sales	25	(201,712,018)	(162,560,564)
GROSS PROFIT		31,388,998	27,192,837

Selling expenses	25	(13,780,368)	(11,296,615)
General and administrative expenses	25	(6,211,453)	(6,251,088)
Other incomes	25.1	277,795	195,012
Other expenses	25.1	(253,164)	(342,437)
NET OPERATING EXPENSES		(19,967,190)	(17,695,128)

OPERATING PROFIT		11,421,808	9,497,709

Finance income	22	1,770,801	1,855,201
Finance expense	22	(5,023,066)	(6,710,754)
NET FINANCE EXPENSE		(3,252,265)	(4,855,553)

Share of profit of equity-accounted investees, net of tax	10	60,303	(19,813)

PROFIT BEFORE TAXES		8,229,846	4,622,343

Current income taxes	9	(2,252,510)	(1,338,816)
Deferred income taxes	9	641,668	546,643
TOTAL INCOME TAXES		(1,610,842)	(792,173)
NET INCOME		6,619,004	3,830,170

ATTRIBUTABLE TO:
Company shareholders		5,915,773	3,361,213
Non-controlling interest		703,231	468,957
		6,619,004	3,830,170

Basic and diluted earnings (losses) per share - common shares (R$)	23	5.33	3.03

The accompanying notes are an integral part of these condensed interim financial statements.

3

Statements of income for the three-month period ended Six and 2024

In thousands of Brazilian Reais - R$

		Three-month period ended June 30,
	Note	2025	2024

NET REVENUE	21	118,973,531	100,606,260
Cost of sales	25	(102,924,357)	(85,094,071)
GROSS PROFIT		16,049,174	15,512,189

Selling expenses	25	(6,839,137)	(5,822,982)
General and administrative expenses	25	(2,959,281)	(3,631,157)
Other incomes		100,434	89,974
Other expenses		(89,762)	(230,952)
NET OPERATING EXPENSES		(9,787,746)	(9,595,117)

OPERATING PROFIT		6,261,428	5,917,072

Finance income	22	393,430	1,021,992
Finance expense	22	(2,526,155)	(4,150,221)
FINANCE INCOME (EXPENSE)		(2,132,725)	(3,128,229)

Share of profit of equity-accounted investees, net of tax		44,315	12,540

PROFIT BEFORE TAXES		4,173,018	2,801,383

Current income taxes	9	(938,672)	(1,319,945)
Deferred income taxes	9	133,054	541,608
TOTAL INCOME TAXES		(805,618)	(778,337)
NET INCOME		3,367,400	2,023,046

ATTRIBUTABLE TO:
Company shareholders		2,992,115	1,715,206
Non-controlling interest		375,285	307,840
		3,367,400	2,023,046

Basic and diluted earnings (loss) per share - common shares (R$)	23	2.70	1.55

The accompanying notes are an integral part of these condensed interim financial statements.

4

Statements of comprehensive income for the six-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Six-month period ended June 30,
	Note	2025	2024

Net income		6,619,004	3,830,170

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on foreign currency translation adjustments		449,794	(125,635)
Gain on cash flow hedge		(151)	1,985
Deferred income tax on cash flow hedge		(314)	(675)
Other fair value adjustments through other comprehensive income		935	13,399
Items that will not be subsequently reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations		2,209	53,054
Income tax on gain associated with pension and other postretirement benefit obligations		301	(11,143)
Total other comprehensive income (loss)		452,774	(69,015)

Comprehensive Income (loss)		7,071,778	3,761,155

Total comprehensive income (loss) attributable to:
Company shareholders		6,639,876	2,834,786
Non-controlling interest		431,902	926,369
		7,071,778	3,761,155

The accompanying notes are an integral part of these condensed interim financial statements.

5

Statement of comprehensive income for the three-month period ended Six and 2024

In thousands of Brazilian Reais - R$

		Three-month period ended June 30,
	Note	2025	2024

Net income		3,367,400	2,023,046

Other comprehensive income
Items that are or may be subsequently reclassified to profit or loss:
Loss on foreign currency translation adjustments		747,183	(405,119)
Gain on cash flow hedge		(2,346)	(524)
Deferred income tax on cash flow hedge		233	178
Valuation adjustments to equity in subsidiaries		1,082	1,048,479
Items that will not be subsequently reclassified to profit or loss:
Gains associated with pension and other postretirement benefit obligations		5,096	30,778
Income tax on gain associated with pension and other postretirement benefit obligations		393	(5,324)
Total other comprehensive loss		751,641	668,468

Comprehensive Income (loss)		4,119,041	2,691,514

Total comprehensive income (loss) attributable to:
Company shareholders		3,709,809	2,000,034
Non-controlling interest		409,232	691,480
		4,119,041	2,691,514

The accompanying notes are an integral part of these condensed interim financial statements.

6

Statements of changes in equity for the six-month period ended June 30, 2025 and 2024
In thousands of Brazilian Reais - R$

			Capital reserves					Profit reserves				Other comprehensive income
	Note	Share capital	Share premium	Premium on issue of shares	Capital transactions	Stock options	Other reserves	Treasury	Legal	Investments statutory	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non-controlling interest	Total equity
BALANCE ON JANUARY 1, 2024		23,576,206	—	211,879	(1,015,880)	30,464	30,513	—	2,801,185	8,477,409	4,101,359	168,866	4,969,138	—	43,351,139	3,647,167	46,998,306
Net income		—	—	—	—	—	—	—	—	—	—	—	—	3,361,213	3,361,213	468,957	3,830,170
Gain (loss) on foreign currency translation adjustments (FCTA)		—	—	—	—	—	—	—	—	—	—	—	642,729		642,729	451,556	1,094,285
Loss on net investment in foreign operations		—	—	—	—	—	—	—	—	—	—	—	(1,219,920)	—	(1,219,920)	—	(1,219,920)
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	1,310	—	—	1,310	—	1,310
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	36,055	—	—	36,055	5,856	41,911
Valuation adjustments to equity (VAE) in subsidiaries		—	—	—	—	—	—	—	—	—	—	13,399	—	—	13,399	—	13,399
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	50,764	(577,191)	3,361,213	2,834,786	926,369	3,761,155

Share-based compensation		—	—	—	30,764	—	—	—	—	—	—	—	—	—	30,764	6,485	37,249
Realization of other reserves		—	—	—	—	—	(2,883)	—	—	—	—	—	—	2,883	—	—	—
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,467)	(13,467)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(50)	(50)
BALANCE ON JUNE 30, 2024		23,576,206	—	211,879	(985,116)	30,464	27,630	—	2,801,185	8,477,409	4,101,359	219,630	4,391,947	3,364,096	46,216,689	4,566,504	50,783,193

BALANCE ON DECEMBER 31, 2024		23,576,206	—	211,879	(989,724)	30,464	24,842	—	3,281,981	7,094,066	7,971,180	265,507	3,314,466	—	44,780,867	5,589,559	50,370,426
Net income		—	—	—	—	—	—	—	—	—	—	—	—	2,923,658	2,923,658	327,946	3,251,604
Gain on net investment in foreign operations		—	—	—	—	—	—	—	—	—	—	—	738,688	—	738,688	—	738,688
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	—	—	(146)	—	—	(146)	—	(146)
Gain (loss) on foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	—	—	(731,391)	—	(731,391)	(304,686)	(1,036,077)
Gain on cashflow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	1,648	—	—	1,648	—	1,648
Loss associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	(2,390)	—	—	(2,390)	(590)	(2,980)
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	(888)	7,297	2,923,658	2,930,067	22,670	2,952,737

Share-based compensation		—	—	—	33,794	—	—	—	—	—	—	—	—	—	33,794	7,126	40,920
Realization of other reserves		—	—	—	—	—	(2,181)	—	—	—	—	—	—	2,181	—	—	—
Distribution of interim dividends		—	—	—				—		(4,436,233)					(4,436,233)	—	(4,436,233)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,521,557)	(1,521,557)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,655	1,655

JBS S.A. - Corporate Restructuring Implemented on May 23rd		(23,402,716)	8,959,710	(211,879)	970,793	(30,464)	(22,661)	(33,137)	(3,281,981)	(2,657,833)	(7,971,180)	(240,867)	(3,730,192)	180,985	(31,471,422)	—	(31,471,422)
JBS N.V.
Net income		—	—	—	—	—	—	—	—	—	—	—	—	2,992,115	2,992,115	375,285	3,367,400
Loss on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	(2,113)	—	—	(2,113)	—	(2,113)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	5,489	—	—	5,489	—	5,489
Foreign exchange variation in subsidiaries		—	—	—	—	—	—	—	—	—	—	—		—	—	32,865	32,865
Cumulative translation adjustment and foreign exchange variation													714,318		714,318	—	714,318
Other fair value adjustments through other comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,082	1,082
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	3,376	714,318	2,992,115	3,709,809	409,232	4,119,041

Cancellation of shares	20 b.2	(2,228)	2,228	—		—	—	—	—	—	—	—	—	—	—	—	—
Common share contribution	20 b.6	—	10,196,381	—	—	—	—	—	—	—	—	—	—	—	10,196,381	—	10,196,381
Incorporation of shares	20 b.4	—	22,374,812	—	—	—	—	—	—	—	—	—	—	—	22,374,812	—	22,374,812
Repurchase of shares	20 b.7	—	1,048	—	—	—	—	(1,048)	—	—	—	—	—	—	—	—	—
Share premium distribution	20 b.1	—	(2,172,011)	—	—	—	—	—	—	—	—	—	—	—	(2,172,011)	—	(2,172,011)
Listing costs		—	—	—	(30,015)	—	—	—	—	—	—	—	—	—	(30,015)	—	(30,015)
Reflexive capital transaction		—	—	—	33,390	—	—	—	—	—	—	—	—	—	33,390	6,925	40,315
Transfer of treasury shares		—	(31,242)	—	—	—	—	31,242	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,852)	(7,852)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,299	1,299
BALANCE ON JUNE 30, 2025		171,262	39,330,926	—	18,238	—	—	(2,943)	—	—	—	27,127	305,888	6,098,939	45,949,439	4,509,057	50,458,496

7

Statements of cash flows for the six-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Six-month period ended June 30,
	Notes	2025	2024
Cash flows from operating activities
Net income		6,619,004	3,830,170
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	6,333,116	5,546,846
Expected credit losses	4	77,427	31,269
Share of profit of equity-accounted investees	10	(60,303)	19,813
Result on the sale of fixed assets		(52,237)	(23,356)
Income tax and social contribution	9	1,610,842	792,173
Net financial result	22	3,252,265	4,855,553
Share-based compensation		81,235	37,249
Provisions	19	90,693	109,341
Loss due to adjustment to recoverable value	5	45,153	69,971
Estimated losses for realizable value of inventories	19	118,756	(68,048)
DOJ and Antitrust agreements		771,415	417,567
Fair value (market to market) of biological assets	6	(488,199)	(125,297)
Avian influenza		31,799	—
Asset impairment		33,094	—
		18,464,060	15,493,251
Changes in assets and liabilities:
Trade accounts receivable		949,379	584,363
Inventories		(5,526,966)	(1,465,545)
Recoverable taxes		538,908	116,883
Other current and non-current assets		(2,103,602)	(522,095)
Biological assets		(2,289,639)	(1,032,721)
Trade accounts payable and supply chain finance		(3,358,103)	(2,906,859)
Taxes paid in installments		(295,285)	(177,346)
Other current and non-current liabilities		1,004,406	75,296
Antitrust agreements payment		(1,504,998)	(446)
Income taxes paid		(3,163,267)	(448,186)
Changes in operating assets and liabilities		(15,749,167)	(5,776,656)

Cash used in by operating activities		2,714,893	9,716,595

Interest paid		(3,483,198)	(3,509,624)
Interest received		425,047	488,745

Net cash flows used in operating activities		(343,258)	6,695,716

Cash flow from investing activities
Purchases of property, plant and equipment		(4,093,531)	(3,210,142)
Proceeds from sale of property, plant and equipment		205,703	79,136
Proceeds of intangible assets		(14,950)	(23,015)
Additional investments in equity-accounted investees		(936,432)	—
Acquisitions/ incorporations, net of cash acquired		—	(14,635)
Dividends received		23,715	32,548
Related party transactions		26,345	2,580
Cash used in investing activities		(4,789,150)	(3,136,108)

Cash flow from financing activities
Proceeds from loans and financings		25,854,004	3,574,492
Payments of loans and financings		(26,809,208)	(8,874,281)
Derivatives instruments received/settled		(301,106)	(732,956)
Margin cash withdraw/(applied in)		(247,607)	6,079
Dividends paid		(8,985,323)	—
Dividends paid to non-controlling interest		(1,509,691)	(17,521)
Payments of leasing contracts		(1,236,096)	(1,072,891)
Cash provided (used in) by financing activities		(13,235,027)	(7,117,078)

Effect of exchange rate changes on cash and cash equivalents		(2,649,030)	1,946,503
Net change in cash and cash equivalents		(21,016,465)	(1,608,387)
Cash and cash equivalents beginning of period		34,761,540	22,122,405
Cash and cash equivalents at the end of period		13,745,075	20,514,018

Non-cash transactions:
		Six-month period ended June 30,
	Notes	2025	2024
Non-cash additions to right of use assets and lease liabilities CPC 6 and IFRS 16	12	884,193	1,052,010
Capitalized interests	11	100,235	87,368

The accompanying notes are an integral part of these condensed interim financial statements.

8

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

1 Background Information

1.1 Reporting entity

JBS N.V. (“JBS N.V.” or the “Company”) is a corporation incorporated under the laws of the Netherlands on October 9, 2019, and is currently domiciled in Amsterdam. The Company is controlled by J&F S.A. (“J&F”) and became the holding entity of JBS S.A. and its subsidiaries following a corporate reorganization.

The unaudited condensed consolidated interim financial information reflects the operations of the JBS Group (“Group”). The Group operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Group has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Ozo, Friboi, Maturatta, and Swift.

As part of its corporate restructuring, JBS N.V. became the indirect controlling shareholder of JBS S.A. through the completion of a two-phase contribution process by its ultimate controlling shareholder, J&F S.A. (“J&F”). In the first phase, completed on December 27, 2023, J&F and its wholly-owned investment fund, FIP Formosa, transferred a non-controlling portion of their JBS S.A. common shares to JBS Participações Societárias S.A., which were subsequently contributed to J&F Investments Luxembourg S.à r.l., and then to JBS N.V.

The second phase was completed on May 23, 2025, with J&F transferring its remaining JBS S.A. common shares through the same corporate structure. As a result, JBS N.V., via JBS Participações Societárias S.A., now holds all shares previously owned directly by J&F, consolidating its position as the indirect controlling shareholder of JBS S.A. The transaction was accounted for as a common control transaction, whereby JBS N.V. recognized the assets, liabilities, and results of JBS S.A. at their historical book values. The restructuring preserved shareholder economic interests by applying a consistent exchange ratio to both controlling and non-controlling shareholders, subject only to immaterial adjustments related to fractions of BDRs and share-based payments.

On June 6, 2025, the migration of the shareholder base of JBS S.A. to JBS N.V was completed. As part of this transaction, JBS S.A. shareholders exchanged their shares for Level II Brazilian Depositary Receipts (BDRs), backed by Class A common shares issued by JBS N.V. These BDRs were delivered to the shareholders of JBS S.A., effectively establishing JBS N.V. as the new holding company of the JBS Group.

On June 9, 2025, JBS S.A.’s shares ceased trading on B3 – Brasil, Bolsa, Balcão and were officially replaced by the BDRs of JBS N.V., which began trading under the ticker symbol “JBSS32.” In addition, JBS N.V.’s Class A common shares commenced trading on the New York Stock Exchange (NYSE) on June 12, 2025, under the ticker symbol “JBS”.

JBS N.V. is registered as a Foreign Private Issuer with the U.S. Securities and Exchange Commission (SEC) and completed the process of registering as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM), complying with applicable regulatory requirements in the Netherlands, Brazil, and the United States.

The Company’s only direct subsidiary is JBS Participações Societárias S.A., a wholly-owned entity headquartered in São Paulo, Brazil.

The Group accounted for the Reorganization as a common control transaction, and the pre-reorganization carrying amounts of JBS S.A. were included in the consolidated financial statements of JBS N.V. at book value. Accordingly, these consolidated financial statements reflect the following:

Corporate restructuring

The Group accounted for the restructuring of entities under common control by recognizing the pre-restructuring carrying amounts in the consolidated financial statements of JBS N.V., without any fair value adjustments. Accordingly, these consolidated financial statements reflect:

(i)	The historical operating results and financial position of JBS S.A. prior to the restructuring;

(ii)	The consolidated financial performance and position of JBS N.V. subsequent to the completion of the restructuring;

(iii)	The assets and liabilities of JBS N.V. and its subsidiaries stated at historical cost;

(iv)	The number of ordinary shares issued by JBS N.V. as a result of the restructuring, which is reflected retrospectively from January 1, 2024, for the purpose of calculating earnings per share;

(v)	The shares of JBS S.A. were contributed to JBS N.V. at their carrying amount in three tranches: December 27, 2023, May 23, 2025, and June 9, 2025;

(vi)	The remaining retained earnings of JBS S.A., no longer applicable to JBS N.V., were reclassified to the opening balance of capital reserves (see note 20).

1.2 Main events that occurred during the period:

1.2.1 Dividend payment: On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal to distribute dividends from the net profit reserve balance of the year 2024, in the amount of R$4.4 billion, corresponding to R$2.00 per common share. The proposal was approved by the Ordinary General Meeting of Shareholders held on April 29, 2025, and the payment of the dividends occurred on May 14, 2025.

1.2.2 Investment in Mantiqueira Alimentos Ltd.: On April 1, 2025, the acquisition of 48.5% of the total share capital and 50% of the voting shares of Mantiqueira Alimentos Ltda. by the Company, through its indirect subsidiary JBS Holding Brasil S.A., as a joint venture recorded in Investments in equity-accounted investees, was completed. The transaction was amounted at R$936,431. Mantiqueira is a leading company in the production of organic eggs, produced without antibiotics, hormones, and with free-range hens. The operation was approved without restrictions by CADE (Administrative Council for Economic Defense) on February 26, 2025.

9

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

1.2.3 The process of dual listings in both Brazil and the United States is ongoing: On April 22, 2025, the Securities and Exchange Commission (SEC) declared effective the registration statement on Form F-4 regarding the offer of Class A shares of JBS N.V., a company incorporated in the Netherlands. The shareholders’ meeting, held on May 23, 2025, approved the transaction. On May 30, JBS N.V. obtained its foreign issuer registration and the Level II BDR program registration with the Brazilian Securities and Exchange Commission (CVM), as well as authorization for BDR trading on B3. On June 6, the merger of all shares of JBS S.A. into JBS Participações S.A. was completed, resulting in JBS S.A. as a wholly owned subsidiary of JBS N.V. The redeemable preferred shares were redeemed by delivering 1 JBS N.V. BDR for every 2 common shares of JBS S.A. Starting on June 9, 2025, the BDRs began trading on B3 under the ticker “JBSS32.” On June 5, the NYSE approved the listing of JBS N.V.’s Class A shares, which began trading on June 13, 2025, under the ticker “JBS.”

1.2.4 Distribution of dividends: On May 23, 2025, The Extraordinary General Assembly of JBS S.A. approved the distribution of dividends derived from the profit reserves for the fiscal year ending December 31, 2024, amounting to R$ 2.22 billion, corresponding to R$ 1.00 per ordinary share. The payment of the dividends was made on June 17, 2025.

1.2.5 Certificates of Agribusiness Receivables (CRA): On May 29, 2025, an offering of three series of Agribusiness Receivables Certificates (CRAs) was carried out, issued by the indirect subsidiary Seara Alimentos Ltda. and guaranteed by JBS S.A., with maturities scheduled for 2035, 2045, and 2055, totaling a principal amount of R$919.6 million. The offering was concluded on June 4, 2025. The funds raised will be used to finance the purchase of grains.

1.2.6 Debt registration with the Securities Exchange Commission (SEC): On June 23, 2025, JBS S.A., through its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company, and JBS USA Foods Group Holdings, Inc., issued US$3.5 billion (equivalent to R$19.1 billion) in senior notes maturing in 2036, 2056, and 2066, registered with the Securities and Exchange Commission (SEC) of the United States. The offering was completed on July 3, 2025, and the net proceeds will be used for the repurchase and redemption of existing securities, the repayment of short-term debt, and other general corporate purposes.

1.2.7 Bond Repurchase Offer: On June 23, 2025, JBS USA Food Company, an indirect subsidiary of JBS S.A., simultaneously launched three liability management transactions aimed at the repurchase and redemption of Senior Notes issued by group companies in the United States, with effective completion on June 3, 2025. The first offer consisted of the partial repurchase of approximately US$894 million (equivalent to R$4.9 billion) in principal value of Senior Notes maturing in 2027, equivalent to 89,4% of the total outstanding. In addition, the Company announced, on the same date, the anticipated and full redemption of the Notes maturing in 2028 and 2030. The 2028 Notes, amounting to US$899.7 million (equivalent to R$4.9 billion), were redeemed at 102,478% of the principal value; and the 2030 Notes, totalling US$399.7 million (equivalent to R$2.2 billion), at 102,750%, both increased by the accrued interest that was unpaid up to the settlement date. All three coordinated transactions are part of JBS’s proactive debt management strategy, focusing on capital structure optimization and extension of maturities, reaffirming the Company’s commitment to financial discipline and value creation for its stakeholders.

1.3 Seasonality

The demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of certain products at specific times of the year, such as: Christmas, New Year, and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughters in the fourth quarter, as the rainy season affects the availability and transport of cattle. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in the United States and Australia has peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no significant fluctuation in pork numbers in other locations.

1.4 Subsequent events:

1.4.1 Senior Notes (Bonds): On July 3, 2025, the indirect subsidiaries of JBS S.A., JBS USA Holding Lux S.à r.l., JBS USA Food Company, and JBS USA Foods Group Holdings, Inc., completed the issuance of senior notes in the total amount of US$3.5 billion (equivalent to R$19.1 billion), divided into three series: US$1.25 billion maturing in 2036 with an annual interest rate of 5.50%; US$1.25 billion (equivalent to R$6.8 billion) maturing in 2056 with an annual interest rate of 6.25%; and US$1 billion (equivalent to R$5.5 billion) maturing in 2066 with an annual interest rate of 6.375%. Interest payments will be made semiannually, starting between January and April 2026, depending on each series. The net proceeds from the issuance were used primarily for the repurchase and redemption of notes maturing in 2027, 2028, and 2030, as well as for the repayment of short-term debt, with any remaining balance allocated to general corporate purposes.

1.4.2 Investment in Granjeros Campo 9 S.A. (Granjeros Campo): On July 7, 2025, the indirect subsidiary Seara Alimentos Ltda. signed an investment agreement with Granjeros Campo. for the acquisition of 90% of the company’s share capital, represented by the amount of US$ 6.3 million (equivalent to R$34.4 millions). Granjeros Campo is a company in the meat processing sector that focuses on the production and slaughter of poultry in Paraguay.

1.4.3 Acquisition of Production Facility: On August 13, 2025, the Company entered into an agreement to acquire a production facility in Ankeny, Iowa (USA) for US$100 million (equivalent to R$545 million), with the purpose of expanding it to become the largest ready-to-eat bacon and sausage plant in the Company’s portfolio in the United States. The completion of the transaction is subject to the satisfaction of customary closing conditions, and operations at the plant are expected to begin in mid-2026, following the investments and expansion works.

1.4.4 Approval of New Repurchase Plan: On August 13, 2025, the Board of Directors approved a new repurchase plan authorizing the acquisition of Class A common shares and Brazilian Depositary Receipts (BDRs) in an aggregate amount of up to US$400 million (equivalent to R$2.18 billion). The program will commence on August 18, 2025, and remain in effect until the maximum investment is reached or the Board suspends or terminates the plan, whichever occurs first.

10

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

2 Basis of preparation and presentation of financial statements

The unaudited condensed consolidated interim financial information as of and for the three and six-month period ended June 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2024 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.1 Functional and presentation currency

These condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

2.2 New standards, amendments and interpretations

a.	a. Standards, amendments and interpretations recently issued and adopted by the Group

IAS 21 – Effects of changes in exchange rates and translation of financial statements.

As of January 1, 2025, this amendment establishes the accounting requirements for when a functional currency cannot be converted into other currencies. In such cases, the Group is required to utilize the most recent observable exchange rate to translate the results and financial position of the foreign operation into its presentation currency. The entity must also disclose this exchange rate, the date on which it was observed, and the reasons why the currency is not exchangeable. The Group has not identified any impacts as a result of this change.

b. New standards, amendments and interpretations that are not yet effective

IFRS 18 - Presentation and Disclosure of Financial Statements.

As of January 1, 2027, IFRS 18 will replace IAS 1 Presentation of Financial Statements. The new standard introduces the following main new requirements:

i.	Companies are required to classify all income and expenses into five categories in the income statement: operating, investing, financing, discontinued operations, and income tax. Entities are also required to present a newly defined operating profit subtotal. The entities’ net income will not change.

ii.	Management has defined performance measures, which are disclosed in a single note in the financial statements.

iii.	Enhanced guidance will be provided on how to group information in the financial statements.

Additionally, all entities are required to use the subtotal of operating profit as the starting point for the cash flow statement when presenting operating cash flows using the indirect method.

The Group is currently evaluating the impact of the new standard and will adjust the disclosure in accordance with the standard’s requirements in the annual financial statements.

3 Cash and cash equivalents and margin cash

	June 30, 2025	December 31, 2024
Cash on hand and at banks	6,497,833	13,609,569
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	7,247,242	21,151,971
Cash and cash equivalents total	13,745,075	34,761,540

Margin cash	2,011,700	645,361
Investments in Treasury bills	439,835	200,220
Margin cash total	2,451,535	845,581

Total	16,196,610	35,607,121

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

11

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

On June 30, 2025, the availability under Brasil revolving credit facilities was US$2.9 billion (equivalent R$15,8 billion) and on December 31, 2024 US$2.9 billion (equivalent R$18 billion). In the United States the revolving credit facilities on June 30, 2025, was US$500 million (equivalent R$2,7 billion) and on December 31, 2024 US$500 million (equivalent R$3.1 billion).

4 Trade accounts receivable

	June 30, 2025	December 31, 2024
Current receivables:
Domestic sales	11,778,762	12,351,574
Foreign sales	5,391,403	7,285,879
Subtotal	17,170,165	19,637,453
Overdue receivables:
From 1 to 30 days	2,227,499	2,753,633
From 31 to 60 days	334,796	379,673
From 61 to 90 days	77,415	127,583
Above 90 days	698,791	810,229
Expected credit losses	(555,404)	(551,484)
Present value adjustment	(15,881)	(25,503)
Subtotal	2,767,216	3,494,131
Trade accounts receivable, net	19,937,381	23,131,584

Present value adjustment - The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The weighted average discount rate used to calculate the present value of trade accounts receivable on June 30, 2025, was 5,45% per year (9,96% per year on June 30, 2024). Realization of the present value adjustment is recognized as deduction item to sales revenue.

Changes in expected credit losses:

	June 30, 2025	June 30, 2024
Balance at the beginning of the period	(551,484)	(411,088)
Additions	(77,427)	(31,269)
Write-offs (Reversals)	47,307	16,128
Exchange rate variation	26,200	(50,751)
Balance at the end of the period	(555,404)	(476,980)

5 Inventories

	Consolidated
	June 30, 2025	December 31, 2024

Finished products	22,392,214	18,690,228
Work in process	3,581,938	3,046,702
Raw materials	4,739,626	5,250,509
Supplies	3,599,949	4,073,068
	34,313,727	31,060,507

During the six-month period ended June 30, 2025 and 2024, the Company recognized the net realizable value of inventories, whose additions and write-offs were recorded in cost of goods sold, in the amounts of R$(118.756) and R$68.048, respectively.

12

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

6 Biological assets

Changes in biological assets:

	Current		Non-current
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Balance at the beginning of the period	9,958,599	8,289,048	3,209,059	2,573,041
Increase by reproduction (born) and cost absorption including death	29,547,201	27,076,858	4,111,420	3,563,054
Reduction for slaughter, sale or consumption	(33,345,346)	(31,146,141)	(181,864)	(173,255)
Purchases	1,431,430	1,093,975	726,798	618,230
Fair value adjustments	488,301	125,628	(102)	(331)
Reclassification from non-current to current	2,660,758	2,429,666	(2,660,758)	(2,429,666)
Exchange rate variation	(731,605)	745,303	(240,725)	247,066
Amortization	—	—	(1,778,166)	(1,554,553)
Balance at the end of the period	10,009,338	8,614,337	3,185,662	2,843,586

7 Recoverable taxes

	June 30, 2025	December 31, 2024
Value-added tax on sales and services - ICMS/IVA/VAT/GST	3,999,222	4,029,501
Social contribution on billings - PIS and COFINS	7,228,673	2,505,857
Withholding income tax - IRRF/IRPJ	102,805	5,945,608
Excise tax - IPI	1,896,941	100,166
Reintegra	25,604	47,414
Other	64,228	66,799
	13,317,473	12,695,345

Current Asset	3,562,067	3,949,002
Non-current Asset	9,755,406	8,746,343
	13,317,473	12,695,345

8 Related parties transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable.

Related party receivable

	June 30, 2025	December 31, 2024
Laguz I Fundo de Investimento (1)	(915,537)	—
J&F S.A. (2)	(343,577)	479,006
	(1,259,114)	479,006

(1)	In May 2025, JBS S.A. acquired tax credit rights from the related party Laguz I Fundo de Investimento through an agreement providing for 36 installments, with final maturity in April 2028. These tax credits originate from a judicial claim related to the export credit premium incentive. The case has already been definitively settled in favor of the taxpayer, and is currently in the final stage of assessment and confirmation of the credit balance. The credit rights were acquired at an approximate discount of 35%, and the credits will be used to offset the Company’s tax obligations once the case is finalized and the use of the credits is authorized by the relevant regulatory authorities. The credits have been recorded under “Other receivables” in the financial statements.

(2)	The net balance payable to J&F S.A. refers to: (i) R$ 494.716 receivable, arising from the settlement agreement entered into between JBS S.A., J&F S.A., and certain former executives of the Company, which resulted in the definitive termination of the dispute addressed in arbitration proceeding, under which J&F S.A. committed to settle the amount in accordance with the terms and conditions set forth in the agreement; and (ii) R$ (838.293) payable, related to the purchase of the Araputanga Plant, to be settled in 24 installments, with final maturity in May 2027.

13

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Other financial transactions in the Group

The Group and some of its subsidiaries entered into an agreement with Banco Original, under which Banco Original acquires receivables held against certain domestic and international customers. The assignments are negotiated without recourse, through the definitive transfer of risks and benefits of the receivables to Banco Original. On June 30, 2025, the Group had R$4,338,127 (R$3,205,613 as of December 31, 2024) in assigned receivables. For the six-month period ended June 30, 2025, the Group recorded financial costs related to this operation in the amount of R$311,798 (R$332,209 as of June 30, 2024), which were recorded in the financial statements as financial expenses.

On June 30, 2025, the Group and some of its subsidiaries held balances with Banco Original totaling R$2,620,015 (R$1,877,476 on December 31, 2024), recorded under cash and cash equivalents. Financial investments, including CDBs (Bank Deposit Certificates) and similar instruments, yield returns equivalent to the CDI (Interbank Deposit Certificate) according to the specified term and investment amount, following market practices. For the six-month period ended June 30, 2025, interest earned from these investments amounted to R$82,599 (R$94,307 as of June 30, 2024), recorded in the financial statements as financial income.

The Company has cattle purchase commitments for future delivery with certain suppliers, including the related party JBJ Agropecuária (“JBJ”), ensuring the acquisition of cattle at a fixed or adjustable price, without any cash effect on the Company until these commitments mature. Under this forward delivery contract, JBJ has already advanced financing through banks in a reverse factoring arrangement. On June 30, 2025 the balance of this transaction was R$446,400 (R$299,200 on December 31, 2024).

The Company also engages in bovine by-product purchasing operations for rendering activities with Prima Foods S.A.

The Company is the sponsor of the J&F Institute, a business school for young people aiming to train future leaders, offering free, high-quality education. During the six-month period ended June 30, 2025 the Company made donations totaling R$38,346 (R$65,941 as of June 30, 2024), recorded in the financial statements as administrative expenses.

On December 30, 2024, the Company entered into an agreement to sell its Hygiene and Beauty operations to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction includes the transfer of assets and operations related to the manufacturing and sale of hygiene and beauty products, as per the terms agreed between the parties. The sale price was set at R$ 315 million, subject to working capital adjustments, of which R$ 50 million was advanced on January 9, 2025. The transaction will be completed upon the fulfillment of the conditions precedent stipulated in the agreement. The Company did not classify the operation as discontinued as of March 31, 2025, as it does not represent a significant line of business, accounting for only 0.2% of the Parent Company’s net assets.

During the six-month period ended June 30, 2025 and 2024, no expected losses from doubtful debts were recorded, nor were any bad debt expenses recognized related to transactions with related parties.

Remuneration of key management

The Company’s key management is comprised of its Executive Officers and Board of Directors. The aggregate amount of compensation received by the Company’s key management during the six-month period ended June 30, 2025 and 2024 is the following:

	2025	2024
Salaries and wages	23,496	17,942
Variable cash compensation	117,257	82,214
	140,753	100,156

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not part to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT (Brazilian Labor Law).

9 Income taxes

a. Composition of deferred tax income and social contribution

	June 30, 2025	December 31, 2024
Deferred income taxes assets	2,841,907	4,032,292
Deferred income taxes liabilities	(5,955,700)	(6,782,370)
	(3,113,793)	(2,750,078)

14

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

	December 31, 2024	Income statement	Exchange variation	Other adjustments (2)	June 30, 2025
Tax losses and negative basis of social contribution	4,206,273	715,231	(166,931)	(1,118,109)	3,636,464
Expected credit losses on trade accounts receivable	261,962	(67,073)	(9,093)	—	185,796
Provisions for contingencies	585,092	(57,688)	(14,873)	—	512,531
Present value adjustment	(655,371)	(111,057)	39,769	—	(726,659)
Tax credits - Foreign subsidiaries	54,482	217	(6,865)	—	47,834
Labor accidents accruals - Foreign subsidiaries	55,510	(15,811)	(5,912)	—	33,787
Pension plan - Foreign subsidiaries	19,871	19,954	(3,018)	(606)	36,201
Accrued liabilities	1,547,164	59,102	(146,316)	—	1,459,950
Non-deductible interests - Foreign subsidiaries	1,731,193	277,833	(198,779)	—	1,810,247
Right of use assets	160,794	22,493	(6,382)	—	176,905
Goodwill amortization	(4,504,135)	(100,809)	70,238	—	(4,534,706)
Business combination	(2,885,099)	(96,358)	320,751	—	(2,660,706)
Inventory valuation - Foreign subsidiaries.	(517,098)	(88,405)	105,680	—	(499,823)
Hedge and hedge accounting operations (1)	284,602	(81,201)	—	233	203,634
Realization of other reserves	(545,623)	7,265	—	—	(538,358)
Accelerated depreciation and amortization	(2,971,821)	(49,333)	329,748	—	(2,691,406)
Cut-off adjustment	94,581	11,320	—	—	105,901
Other temporary differences	327,545	195,987	(194,917)	—	328,615
Deferred taxes, net	(2,750,078)	641,667	113,100	(1,118,482)	(3,113,793)

	December 31, 2023	Income statement	Exchange variation	Other adjustments (2)	June 30, 2024
Tax losses and negative basis of social contribution	4,067,527	(353,755)	172,298	—	3,886,070
Expected credit losses on trade accounts receivable	184,384	42,811	13,325	—	240,520
Provisions for contingencies	607,063	(4,275)	14,445	—	617,233
Present value adjustment	(340,134)	131,473	(43,145)	—	(251,806)
Tax credits - Foreign subsidiaries	114,666	(1,076)	17,037	(251)	130,376
Labor accidents accruals - Foreign subsidiaries	38,377	(5,145)	5,217	—	38,449
Pension plan - Foreign subsidiaries	57,882	(7,468)	7,346	(10,665)	47,095
Present value adjustment - Trade accounts payable	1,118,141	259,854	157,229	—	1,535,224
Non-deductible interests	1,026,154	289,114	173,701	—	1,488,969
Right of use assets	123,053	16,368	6,639	—	146,060
Goodwill amortization	(4,124,007)	(37,863)	(69,614)	—	(4,231,484)
Business combination	(2,150,748)	(158,242)	(302,040)	—	(2,611,030)
Inventory valuation - Foreign subsidiaries.	(720,473)	(96,436)	(110,203)	—	(927,112)
Hedge and hedge accounting operations (1)	(122,796)	284,971	—	(675)	161,500
Realization of other reserves	(559,848)	7,170	—	—	(552,678)
Accelerated depreciation and amortization	(2,489,809)	175,995	(355,642)	—	(2,669,456)
Cut-off Adjustment (Revenue Recognition)	2,982	138,914	—	—	141,896
Other temporary differences	333,509	(135,767)	11,150	—	208,892
Deferred taxes, net	(2,834,077)	546,643	(302,257)	(11,591)	(2,601,282)

(1)	The hedge and hedge accounting operations are demonstrated in footnote 26 - Risk management and financial instruments.

(2)	Changes in deferred tax balance sheet accounts that do not directly impact income statement accounts are presented in a specific column in the explanatory notes. The main adjustment refers to the transfer of tax loss carryforwards and negative CSLL bases from the indirect subsidiary Seara Alimentos and its indirect subsidiaries to JBS S.A., for the settlement of the tax assessment related to the taxation of profits earned abroad (TBU) for the 2016 calendar year. This assessment was upheld in a final decision by the Administrative Council of Tax Appeals (CARF) through a casting vote, and its full settlement was carried out with discounts through the utilization of tax credits. Additionally, deferred taxes on cash flow hedge operations recorded in other comprehensive income by the subsidiary Seara Alimentos were also recognized.

15

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

b. Reconciliation of income tax and social contribution expense:

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024	2025	2024
Profit before taxes	8,229,846	4,622,343	4,173,018	2,801,383
Brazilian statutory corporate tax rate (3)	(34)%	(34)%	(34)%	(34)%
Expected tax expense	(2,798,148)	(1,571,597)	(1,418,826)	(952,470)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	20,503	(6,733)	15,067	4,264
Investment allowances (4)	615,500	557,654	317,879	294,401
Difference of tax rates on taxable income from foreign subsidiaries	270,514	351,844	126,123	176,934
Profits taxed by foreign jurisdictions (5)	(484,734)	(195,034)	173,850	(342,385)
Transfer pricing adjustments	—	(24,830)	—	(12,415)
Deferred income tax not recognized	449,257	23,853	(147,907)	33,863
Non-taxable interest - Foreign subsidiaries	36,041	39,104	17,818	8,667
Dividends paid abroad	—	(54,688)	—	(54,688)
Donations and social programs (6)	—	(10,429)	—	(33)
SELIC interest on tax credits	182,371	21,299	20,924	17,657
	7,914		7,914	—
Other permanent differences	89,940	77,384	81,540	47,868
Current and deferred income tax expense	(1,610,842)	(792,173)	(805,618)	(778,337)

Current income tax	(2,252,510)	(1,338,816)	(938,672)	(1,319,945)
Deferred income tax	641,668	546,643	133,054	541,608
	(1,610,842)	(792,173)	(805,618)	(778,337)
Effective income tax rate	(19.31)%	(17.14)%	(19.31)%	(27.78)%

Additional information: analysis of the variation in the effective rate:

According to IAS 12/CPC 32, the effective average tax rate is calculated as the ratio between tax expense (income) and accounting profit. However, it is important to note that this rate may be influenced by transactions that affect the tax expense (income) but are not directly related to net income for the period. Examples of such transactions include the effects of unrecognized deferred taxes, income tax, and social contribution on the realization of the revaluation reserve, which, in our view, should be considered when analyzing the effective tax rate.

(3)	The nominal tax rate of 34% was adopted in the income tax reconciliation as it reflects the expected tax burden on the Group’s profit, since the profits of international subsidiaries located under the JBS S.A. structure are taxed in Brazil at a rate of 34% through the Taxation of Foreign Profits (TBU) mechanism. This rate adequately represents the consolidated nominal tax burden, as provided for in paragraph 85 of IAS 12 – Income Taxes.

(4)	The Company and its subsidiaries receive grants from state governments in the form of presumed credits, in accordance with each state’s regulations. The amounts recognized as income from these tax incentives are excluded from the calculation of income taxes when the requirements under the applicable legislation are met.

(5)	According to Law No. 12,973/14, the income of foreign subsidiaries is subject to taxation at the nominal rate of 34%, and the taxes paid abroad by these subsidiaries may be credited in Brazil. The income earned by foreign subsidiaries is subject to taxation in the countries where they are located, in accordance with applicable rates and regulations (profits taxed by foreign jurisdictions are included in the reconciliation of income tax and social contribution expense). The Company analyzes the income of each subsidiary in accordance with its local income tax legislation to ensure compliance with tax treaties signed by Brazil and to prevent double taxation.

(6)	Refers to the donations made by the Company, as described in Note 25 – Expenses by nature.

Global Minimum Tax:

Starting from the 2024 calendar year, the Pillar II rules have come into effect in various countries, impacting multinational companies operating in those jurisdictions.

Since the Group operates in multiple jurisdictions that have implemented the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company has assessed the potential impact of these regulations. Based on current assessments, the Company has not identified any significant tax exposure resulting from this tax.

16

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

10 Investments in equity-accounted investees, associates and joint venture

Changes in the investments:

Refers to investments in associate and joint venture:

		Equity
	Participation	December 31, 2024	Additions	Profit distribution	Changes in the equity of investees	Proportionate share of income	June 30, 2025
Meat Snacks Partners, LLC.	50%	119,721	—	(23,715)	(4,726)	29,297	120,577
JBS Foods Ontario, Inc.	100%	107,573	—	—	(12,940)	2,912	97,545
Birla Societá Agricola Srl	20%	9,944	—	—	(20)	(64)	9,860
Mantiqueira Alimentos (1)	48.5%	—	936,431	—	945	28,158	965,534
Total		237,238	936,431	(23,715)	(16,741)	60,303	1,193,516

		Equity
	Participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	March 31, 2024
Meat Snacks Partners, LLC.	50%	188,431	(32,548)	458	(22,785)	133,556
JBS Foods Ontario, Inc.	100%	77,430	—	12,062	3,026	92,518
Birla Societá Agricola Srl	20%	8,160	—	916	(54)	9,022
Total		274,021	(32,548)	13,436	(19,813)	235,096

(1)	The Company, through its subsidiary JBS Holding, formalized on January 27, 2025, an agreement to acquire 48.5% of the total share capital and 50% of the voting shares of Mantiqueira Alimentos Ltda., a leading company in organic eggs (produced without antibiotics, hormones, and with free-range hens). The total transaction value was R$936.431, of which R$560.403 referred to the recognized goodwill. The transaction received unconditional approval from CADE (Administrative Council for Economic Defense) on February 26, 2025 and was finalized on April 1st, 2025.

11 Property, plant and equipment

Changes in property, plant and equipment:

	December 31, 2024	Additions net of transferences (1) (2)	Disposals	Depreciation expense	Exchange rate variation	June 30, 2025
Buildings	24,660,693	1,597,681	(16,569)	(718,123)	(1,558,827)	23,964,855
Land	6,621,997	48,900	(8,399)	—	(268,607)	6,393,891
Machinery and equipment	25,005,721	1,704,262	(19,198)	(1,826,450)	(1,704,843)	23,159,492
Facilities	4,225,300	455,352	(7,032)	(149,218)	(2,866)	4,521,536
Computer equipment	1,158,977	167,058	(8,163)	(174,249)	(94,055)	1,049,568
Vehicles (land and air)	1,706,489	448,169	(50,116)	(140,331)	(86,296)	1,877,915
Construction in progress	7,670,931	206,409	(7,951)	—	(392,589)	7,476,800
Other	1,900,638	345,765	(2,288)	(134,247)	(170,520)	1,939,348
	72,950,746	4,973,596	(119,716)	(3,142,618)	(4,278,603)	70,383,405

	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	Exchange rate variation	June 30, 2024
Buildings	20,842,498	981,711	(13,650)	(654,679)	1,710,370	22,866,250
Land	5,856,709	85,555	(3,613)	—	300,576	6,239,227
Machinery and equipment	20,868,860	1,972,264	(49,806)	(1,610,014)	2,029,352	23,210,656
Facilities	3,698,925	525,111	(199)	(134,148)	7,663	4,097,352
Computer equipment	805,067	180,823	(711)	(124,178)	93,521	954,522
Vehicles (land and air)	1,320,041	98,902	(20,128)	(106,565)	73,491	1,365,741
Construction in progress	7,923,847	(805,708)	(13,664)	—	525,681	7,630,156
Other	1,225,173	159,737	(795)	(99,565)	146,915	1,431,465
	62,541,120	3,198,395	(102,566)	(2,729,149)	4,887,569	67,795,369

(1)	Additions for each category includes transfer from construction in progress during the period.

(2)	Of the total amount of additions net of transfers, R$1,422 refers to the acquisition of JBS Terminais Ltda.

17

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

For six-month period ended June 30, 2025, the amount of capitalized interest added to construction in progress and included in additions was R$100,235 (R$87.368 on June 30, 2024) in the Consolidated.

The Group assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Group compares the asset’s estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate.

For the six-month period ended June 30, 2025, the Company recognized a fixed asset impairment in the amount of US$846 (equivalent to R$4.617) in reference to the indirect subsidiary Pilgrim’s Pride Corporation (PPC).

The capitalization rate used on June 30, 2025 was 6,90% p.y. (6,17% p.y. on June 30, 2024).

12 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.72% p.y. for the six-month period ended June 30, 2025 (5.29% p.y. on June 30, 2024).

12.1 Right of use asset

Changes in the right of use assets:

	December 31, 2024	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	June 30, 2025

Growing facilities	3,915,188	430,043	(55,670)	(421,114)	(220,873)	3,647,574
Buildings	3,956,761	97,392	(69,115)	(270,162)	(263,904)	3,450,972
Computer equipment	33,258	(377)	—	(19,236)	—	13,645
Machinery and equipment	660,080	97,780	(24,325)	(150,888)	(25,641)	557,006
Operating plants	53,394	4,365	—	(9,084)	(45)	48,630
Land	99,071	2,656	(459)	(7,482)	(9,434)	84,352
Vehicles (land, air and sea)	1,170,565	140,584	(36,441)	(201,462)	(106,307)	966,939
Concession Agreement JBS Terminals (2)	—	22,044	—	(11,025)	—	11,019
	9,888,317	794,487	(186,010)	(1,090,453)	(626,204)	8,780,137

	December 31, 2023	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	June 30, 2024

Growing facilities	3,899,030	273,261	(124,785)	(408,086)	264,874	3,904,294
Buildings	2,576,093	489,750	(70,871)	(229,858)	265,774	3,030,888
Computer equipment	75,203	—	(569)	(22,338)	3	52,299
Machinery and equipment	436,204	151,134	(14,820)	(115,723)	35,811	492,606
Operating plants	95,348	2,546	(17,905)	(12,907)	1,292	68,374
Land	92,882	3,094	—	(6,610)	9,089	98,455
Vehicles (land, air and sea)	1,083,095	118,656	(4,261)	(183,190)	148,049	1,162,349
	8,257,855	1,038,441	(233,211)	(978,712)	724,892	8,809,265

(1)	The balance of additions is being reduced and presented as net of the reduction with a tax impact of PIS/COFINS amounting to R$(14,135) in the Consolidated (R$(14,019) as of June 30, 2024).

(2)	Of the total amount of additions, R$6,488 refers to the acquisition of JBS Terminais Ltda.

12.2 Lease liabilities

	June 30, 2025	December 31, 2024

Undiscounted lease payments	12,012,992	13,221,353
Present value adjustment	(2,349,728)	(2,483,726)
	9,663,264	10,737,627
Breakdown:
Current liabilities	1,918,986	2,078,637
Non-current liabilities	7,744,278	8,658,990
	9,663,264	10,737,627

18

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Changes in the lease liabilities:

	December 31, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	June 30, 2025
Lease liabilities	10,737,627	884,193	293,685	(1,377,706)	(236,075)	(638,460)	9,663,264

	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	June 30, 2024
Lease liabilities	8,913,933	1,052,010	255,362	(1,200,274)	(265,888)	779,677	9,534,820

The non-current portion of the lease liabilities schedule is as follows:

June 30, 2025
2026	1,400,148
2027	1,252,257
2028	1,020,589
2029	881,918
2030	749,539
Maturities thereafter 2030	4,267,478
Total Future Minimum Lease Payments	9,571,929
Present Value of Lease Liabilities	(1,827,651)
Leases payable - non-current	7,744,278

13 Intangible assets

Changes in intangible assets:

	December 31, 2024	Additions (1)	Disposals	Amortization expenses	Exchange rate variation	June 30, 2025
Amortizing:
Trademarks	1,817,558	2,186	—	(78,937)	(48,284)	1,692,523
Softwares	189,551	23,507	(5,754)	(20,311)	(1,190)	185,803
Customer relationships	2,527,379	4,005	—	(193,044)	(191,884)	2,146,456
Supplier contract	127,242	—	—	(10,413)	(5,126)	111,703
Others	86,536	13,228	(23,075)	(19,174)	(202)	57,313
Non-amortizing:
Trademarks	6,347,698	853	—	—	(307,910)	6,040,641
Water rights	69,985	—	—	—	(7,408)	62,577
	11,165,949	43,779	(28,829)	(321,879)	(562,004)	10,297,016

	December 31, 2023	Additions	Disposals	Amortization expenses	Exchange rate variation	June 30, 2024
Amortizing:
Trademarks	1,651,771	2,763	—	(75,211)	175,193	1,754,516
Softwares	120,746	83,224	(3)	(14,994)	1,322	190,295
Customer relationships	2,353,676	—	—	(183,943)	312,923	2,482,656
Supplier contract	135,931	—	—	(9,646)	6,435	132,720
Others	5,049	148	—	(638)	359	4,918
Non-amortizing:
Trademarks	5,290,539	2,245	—	—	596,791	5,889,575
Water rights	55,147	—	—	—	7,796	62,943
	9,612,859	88,380	(3)	(284,432)	1,100,819	10,517,623

(1)	Of the total amount of additions, R$12,038 refers to the acquisition of JBS Terminais Ltda.

14 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

19

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Changes in goodwill:

	June 30, 2025	December 31, 2024
Initial balance	33,544,518	29,556,234
Acquired in business combination	—	16,655
Business combination adjustments (1)	(6,349)	—
Exchange rate variation	(1,558,310)	3,971,629
Closing balance	31,979,859	33,544,518

(1)	Refers to the business combination adjustment related to the acquisition of JBS Terminais Ltda.

CGU	June 30, 2025	December 31, 2024
Brazil Beef	9,069,926	9,069,926
Seara	3,724,967	3,733,147
USA Pork	3,790,142	4,300,762
Australia Smallgoods	1,626,407	1,755,152
Australia Meat	1,471,212	1,587,675
PPC - Fresh Poultry	2,390,876	2,485,564
PPC - Brands & Snacking	1,577,599	1,625,051
PPC - Added value	1,206,243	1,254,015
PPC - Food Service	1,031,201	1,072,042
PPC - Meals	350,006	360,256
Others (1)	5,741,280	6,300,928
Total	31,979,859	33,544,518

For the six-month period ended June 30, 2025 there were no indications that goodwill within any CGU was impaired.

(1)	These correspond to 13 Cash Generating Units (CGUs) which, because their individual values are immaterial, have been grouped in the ‘Others’ category.

15 Trade accounts payable

	June 30, 2025	December 31, 2024
Domestic
Commodities	8,373,002	12,145,523
Materials and services	17,370,474	19,435,984
Finished products	481,233	505,340
Present value adjustment	(47,615)	(59,973)
	26,177,094	32,026,874

Foreign
Commodities	45,578	126,058
Materials and services	1,148,892	1,681,090
Finished products	13,373	10,076
	1,207,843	1,817,224

Total trade accounts payable	27,384,937	33,844,098

Supply chain finance (1)
Domestic	5,609,965	4,451,543
Foreign	23,739	60,847
Total supply chain finance	5,633,704	4,512,390

Total	33,018,641	38,356,488

(1)	The Company and its indirect subsidiaries, Seara Alimentos and JBS USA, engage in supply chain financing transactions with top-tier financial institutions for domestic suppliers. It is important to emphasize that, apart from a non-significant extension of payment terms, there were no operational or commercial changes to the process. The supply chain financing transaction does not impact the prices charged by suppliers, maintaining the same pricing structure as before the transaction. Additionally, this operation does not impose any financial burden on the Company and its subsidiaries, as all financial costs are borne by the suppliers.

Commitment to Purchase for Future Delivery

The Company has cattle purchase commitments for future delivery established with certain suppliers, ensuring the acquisition of cattle at a fixed or to-be-determined price, without any cash impact on the Company until the cattle are delivered and the transaction matures. Based on these future delivery contracts, suppliers can advance the transaction with banks under the supply chain financing arrangement. As of June 30, 2025, the amount related to this transaction was R$600,877 (R$365,328 as of December 31, 2024), and this transaction has been recorded as Supply Chain Financing - Payables since its inception.

20

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

16 Loans and financing

	Average annual			Payment terms / non-	Current		Non-current
Type	interest rate	Currency	Index	current debt	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
ACC - Advances on exchange contracts	5.94%	USD	—	2025	—	6,285,246	—	—
Prepayment	5.69%	USD	SOFR	2025 - 27	—	621,064	—	—
FINIMP – Import Financing	5.46%	USD e EUR	Euribor	2025	—	3,803	—	—
Working capital - Dollar	6.17%	USD	SOFR	2030	5,616	38,628	10,245	13,768
CRA - Agribusiness Credit Receivable Certificates	5.36%	USD	—	2029	7,108	4,452	551,176	403,669
Export credit note	6.39%	USD	SOFR	2025	575,917	633,889	—	—
Others	6.91%	Several	Several	-	5,070	22,199	9,817	10,471
Foreign currency					593,711	7,609,281	571,238	427,908
FINAME	6.00%	BRL	—	2025	—	30	—	—
Notes 2,50% JBS Lux 2027	2.50%	USD	—	2027	62,527	70,951	5,415,452	6,132,352
Notes 5,13% JBS Lux 2028	5.13%	USD	—	2028	104,149	118,180	4,861,523	5,506,738
Notes 6,50% JBS Lux 2029	6.50%	USD	—	2029	—	5,784	—	432,483
Notes 3,00% JBS Lux 2029	3.00%	USD	—	2029	40,377	45,817	3,220,802	3,646,397
Notes 5,50% JBS Lux 2030	5.50%	USD	—	2030	54,647	193,893	2,167,937	7,686,458
Notas 3,75% JBS Lux 2031	3.75%	USD	—	2031	8,126	9,220	2,670,023	3,027,942
Notas 3,00% JBS Lux 2032	3.00%	USD	—	2032	20,464	23,221	5,368,886	6,084,987
Notas 3,63% JBS Fin 2032	3.63%	USD	—	2032	87,837	99,671	5,219,433	5,917,027
Notes 5,75% JBS Lux 2033	5.75%	USD	—	2033	128,902	146,268	8,886,239	10,070,326
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	160,368	186,190	8,113,955	9,200,252
Notes 5,95% JBS USA 2035	5.95%	USD	—	2035	143,413	—	5,384,144	—
Notas 4,38% JBS Lux 2052	4.38%	USD	—	2052	88,340	100,241	4,845,452	5,496,848
Notes 6,50% JBS Lux 2052	6.50%	USD	—	2052	44,235	50,195	8,330,236	9,450,062
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	43,520	49,774	4,821,370	5,469,144
Notes 6,38% JBS USA 2055	6.38%	USD	—	2055	115,238	—	3,986,123	—
Notas 4,25% PPC 2031	4.25%	USD	—	2031	39,684	46,919	4,426,287	5,227,558
Notas 3,50% PPC 2032	3.50%	USD	—	2032	56,798	64,480	4,869,867	5,525,098
Notas 6,25% PPC 2033	6.25%	USD	—	2033	156,450	187,534	4,966,654	5,981,767
Notas 6,88% PPC 2034	6.88%	USD	—	2034	23,449	26,014	2,656,713	3,009,940
Working capital - Euros	2.58%	EUR	Euribor	2025 - 28	194,585	134,921	48,357	53,776
Export credit note	16.67%	BRL	CDI	2025 - 30	5,297	5,311	3,063	5,243
CDC - Direct Consumer Credit	15.90%	BRL	—	2028	24,376	57,876	784	5,049
Livestock financing - Pre	10.83%	BRL	—	2025	924,824	2,114,627	—	—
CRA - Agribusiness Receivables Certificate	7.06%	BRL	IPCA	2029-55	94,140	70,688	9,241,544	7,544,080
Commercial Paper	5.00%	—	—	2025	2,209,291	1,251,736	—	—
Outros	4.86%	Several	Several	—	208,623	237,327	659,219	869,737
Local currency					5,039,660	5,296,868	100,164,063	106,343,264

					5,633,371	12,906,149	100,735,301	106,771,172

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, Euribor, SOFR, IPCA, TJLP, among others.

On June 30, 2025, the availability under Brasil revolving credit facilities was US$500 million (equivalent R$2.7 billion) and on December 31, 2024 US$500 million (equivalent R$3.1 billion). In the United States the revolving credit facilities on June 30, 2025, was US$2.9 billion (equivalent R$15,8 billion) and on December 31, 2024 US$2.9 billion (equivalent R$18 billion).

21

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	June 30, 2025

2026	81,489
2027	5,543,572
2028	5,419,624
2029	3,499,710
2030	2,958,849
Maturities after 2030	83,232,057
100,735,301

16.1 Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions on June 30, 2025 and until the date that these interim financial statements were approved.

17 Other taxes payable

	June 30, 2025	December 31, 2024

Taxes payable in installments	239,478	275,097
PIS / COFINS tax payable	99,319	95,224
ICMS / VAT / GST tax payable	231,585	234,490
Withholding income taxes	1,889,266	2,147,398
IPTU and others	430,353	470,198
Subtotal	2,890,001	3,222,407
Income taxes payable	693,734	1,442,971
Total	3,583,735	4,665,378

Breakdown:
Current liabilities	1,360,126	2,147,248
Non-current liabilities	2,223,609	2,518,130
	3,583,735	4,665,378

18 Payroll and social charge

	June 30, 2025	December 31, 2024

Social charges in installments	1,498,020	2,207,832
Bonus and vacation along with related social charges	4,390,722	4,982,019
Salaries and related social charges	2,966,038	3,480,009
Others	78,114	404,877
	8,932,894	11,074,737
Breakdown:
Current liabilities	7,474,712	8,890,600
Non-current liabilities	1,458,182	2,184,137
	8,932,894	11,074,737

22

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

19 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for those deemed probable based on estimated costs determined by management as follow:

Breakdown:

	June 30, 2025	December 31, 2024

Current liabilities	865,665	1,738,822
Non-current liabilities	1,149,759	1,341,615
	2,015,424	3,080,437

	June 30, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	541,733	334,083	269,351	1,145,167	539,192	370,274	424,269	1,333,735
USA	—	865,665	—	865,665	—	1,738,816	—	1,738,816
Others jurisdictions	301	131	4,160	4,592	325	277	7,284	7,886
Total	542,034	1,199,879	273,511	2,015,424	539,517	2,109,367	431,553	3,080,437

19.1 Labor - Movement of provisions:

Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2025

Brazil	539,192	144,597	(170,008)	27,952	—	541,733
Other jurisdictions	325	(9)	—	—	(15)	301
Total	539,517	144,588	(170,008)	27,952	(15)	542,034

Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2024

Brazil	522,569	173,972	(177,406)	12,709	—	531,844
Other jurisdictions	312	309	—	17	25	663
Total	522,881	174,281	(177,406)	12,726	25	532,507

19.2 Civil - Movement of provisions:

Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2025

Brazil	370,274	29,624	(85,712)	19,897	—	334,083
USA	1,738,816	802,725	(1,504,998)	—	(170,878)	865,665
Others jurisdictions	277	(9)	(138)	(2)	3	131
Total	2,109,367	832,340	(1,590,848)	19,895	(170,875)	1,199,879

Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2024

Brazil	355,844	57,576	(55,828)	21,075	—	378,667
USA	955,861	417,564	(57,833)	—	166,350	1,481,942
Others jurisdictions	232	—	(22)	3	20	233
Total	1,311,937	475,140	(113,683)	21,078	166,370	1,860,842

23

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Civil legal proceedings (probable loss):

United States

The civil legal proceedings involve class-action lawsuits alleging violations of federal and state antitrust laws, as well as laws governing unfair competition, unjust enrichment, unusual business practices, and consumer protection related to beef, pork and chicken sales, as well as Canada and US State Matters.

The Group, together with its legal department and external counsel, continues to monitor the progress of the antitrust cases and believes that the accounting provisions recorded as of the date of these interim financial statements are sufficient to cover the associated risk..

19.3 Tax and Social Security - Movement of provisions:

Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2025

Brazil	424,269	(114,693)	(12,019)	(28,206)	—	269,351
Other jurisdictions	7,284	(127)	(2,969)	—	(28)	4,160
Total	431,553	(114,820)	(14,988)	(28,206)	(28)	273,511

Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2024

Brazil	643,924	(70,087)	(8,659)	34,260	—	599,438
Other jurisdictions	6,748	21,626	—	(24,317)	(727)	3,330
Total	650,672	(48,461)	(8,659)	9,943	(727)	602,768

In the Consolidated - possible loss contingent liabilities

In the six-month period ended June 30, 2025, the Company did not identify any significant changes in the amount of the legal proceedings which the probability of loss is considered possible.

Brazil

a. Profits Abroad

Between the calendar years 2006 and 2018, the Company was assessed for charges related to the taxation of profits earned abroad that allegedly should have been included in the IRPJ and CSLL tax base, also encompassing disallowances of tax payment slips paid by foreign subsidiaries, under the argument that they could not have been used to offset IRPJ and CSLL due in Brazil. These assessments also include the imposition of default penalties, isolated fines, and interest. The Company clarifies that a significant portion of the IRPJ and CSLL charges on foreign profits relates to earnings from subsidiaries located in jurisdictions with which Brazil has tax treaties to avoid double taxation. Additionally, a relevant portion of the charges involves disputes regarding formal requirements imposed by tax authorities for the consolidation of foreign subsidiary results, whether direct or indirect. The Company disagrees with the criteria applied by the tax authorities and has filed a defense. For nearly all of the assessed amounts, the Company is defending itself in the administrative sphere and is awaiting judgment. In accordance with the technical interpretation CPC/IFRIC 23, Management assessed relevant tax decisions to identify potential discrepancies with the tax positions adopted by the Company. Based on this analysis and considering legal opinions and applicable case law, a provision of R$ 4,08 billion was recognized regarding differences in the tax treatment of profits from subsidiaries in countries with international treaties, recorded as a reduction in the taxes recoverable account, reflecting the potential future realization of these amounts.

24

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

20 Equity

a.	Share capital: On June 30, 2025, the Company’s share capital consisted of 814,216,001 class A common shares and 294,842,184 class B common shares, totaling R$171,262. (R$23.576.206 on December 31, 2024)

b.	Capital reserve: On June 30, 2025, the Company’s capital reserve amounted to R$39,349,164 (R$ (747,381) on December 31, 2024).

During the fiscal year 2025, the following capital transactions occurred:

b.1. Share Premium Distribution: On May 9, 2025, the shareholders approved a distribution from the share premium account in the amount of R$1,2 bilhão. On June 15, 2025, an additional distribution from the share premium account was approved in the amount of R$ 1 bilhão.

b.2. Cancellation of Class B Shares: On May 20, 2025, by shareholders’ resolution of JBS N.V., the share capital reduction was approved through the cancellation of 3,468,538 Class B shares held by J&F Investments Luxembourg S.à r.l., without any financial compensation

b.3. Contribution of Shares: On May 22, 2025, within the scope of the Dual Listing transaction, the contribution by JBS N.V. of 572,981,486 Class A shares, which were held in treasury, to JBS Participações Societárias S.A., at the book value of JBS S.A.’s shares, was approved.

b.4. Merger of Shares: On May 23, 2025, the following resolutions were approved: (i) the merger, by JBS Participações Societárias S.A., of the JBS S.A. shares held by the minority shareholders (free float), representing 51.2% of JBS S.A.’s share capital; and (ii) the issuance, by JBS Participações Societárias S.A., of 572,981,486 mandatory redeemable preferred shares (MRPS), in the total amount of R$22,4 billion, based on JBS S.A.’s book value as of the transaction date, with R$ 1.00 allocated to share capital and the remainder to share premium.

b.5. Redemption of Shares: On May 23, 2025, the full redemption of JBS Participações Societárias S.A.’s MRPS held by minority shareholders was approved, to be settled through the delivery of BDRs to such shareholders.

b.6. Common Share Contribution: On May 23, 2025, J&F Investments Luxembourg S.à r.l. contributed 522,224,559 common shares of JBS Participações Societárias S.A., in the amount of R$10,2 billion, to share premium.

b.7. Repurchase of Class A Shares: On June 12, 2025, the repurchase of 19,669,712 class A shares was approved, at no cost to the Company, in the amount of R$1.048.

c.	Dividends: Dividends: On March 14, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$6.30 per share (equivalent to a R$34.38). The payment, totaling US$1.5 billion (equivalent to R$8.2 billion), was made on April 17, 2025, to shareholders. Of this total, US$264.1 million (equivalent to R$1,44 billion) was allocated to non-controlling shareholders.

On May 23, 2025, The Extraordinary General Assembly of JBS S.A. approved the distribution of dividends derived from profit reserves for the fiscal year ending December 31, 2024, amounting to R$ 2.22 billion, corresponding to R$ 1.00 per ordinary share. The payment of the dividends was made on June 17, 2025.

On July 30, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$2.10 per share (equivalent to R$11.46). The payment, totaling approximately US$500.0 million (equivalent to R$2.7 billion), is scheduled to be made on September 3, 2025, to shareholders of record as of August 20, 2025.

25

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

d.	Non-controlling interest: Material non-controlling interest as of June 30, 2025 consisted of the 17.7% (17.6% as of December 31, 2024), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.3% as of June 30, 2025 (82.4% as of December 31, 2024) of the total. The profit allocated to the PPC non-controlling interest was R$660.647 and R$501.649 for the six-month period ended June 30, 2025 and 2024, respectively. The accumulated non-controlling interest in PPC was R$4.366.630 as of June 30, 2025 (R$4.806.668 as of December 31, 2024). For the six-month period ended June 30, 2025, purchase of treasury stock by PPC was nil (nil for the six-month period ended June 30, 2024). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the periods indicated.

	Six-month period ended June 30,
	2025	2024

Net Revenue	50,316,503	49,592,326
Net Income	3,559,950	2,787,572
Net cash provided by operating activities	3,394,878	5,501,399

	June 30, 2025	December 31, 2024

Total assets	55,218,572	65,951,562
Total liabilities	34,740,608	39,613,258
Total equity	20,477,964	26,338,304

21 Net revenue

	Six month period ended June 30,		Three month period ended June 30,
	2025	2024	2025	2024
GROSS REVENUE
Sales of products and services
Domestic sales	181,476,263	148,254,818	92,328,349	78,312,657
Export sales	58,954,480	48,083,082	30,213,208	25,664,796
	240,430,743	196,337,900	122,541,557	103,977,453
SALES DEDUCTION
Returns and discounts	(5,074,512)	(4,462,212)	(2,440,795)	(2,320,758)
Sales taxes	(2,255,215)	(2,122,287)	(1,127,231)	(1,050,435)
	(7,329,727)	(6,584,499)	(3,568,026)	(3,371,193)
NET REVENUE	233,101,016	189,753,401	118,973,531	100,606,260

26

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

21.1 Contract balances - Advances from customer

Customer advance revenues are related to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	June 30, 2025	December 31, 2024
Trade accounts receivable	4	19,937,381	23,131,584
Contract liabilities		(1,659,618)	(940,903)
Total customer contract revenue		18,277,763	22,190,681

22 Net finance expense

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024	2025	2024
Exchange rate variation	331,191	779,652	28,183	393,879
Fair value adjustments on derivatives	57,965	(2,111,431)	(60,254)	(1,734,538)
Interest expense (1)	(4,567,251)	(4,332,387)	(2,143,209)	(2,253,542)
Interest income (2)	1,321,393	1,075,549	365,248	628,113
Bank fees and others	(395,563)	(266,936)	(322,693)	(162,141)
	(3,252,265)	(4,855,553)	(2,132,725)	(3,128,229)

Financial income	1,770,801	1,855,201	393,430	1,021,992
Financial expense	(5,023,066)	(6,710,754)	(2,526,155)	(4,150,221)
	(3,252,265)	(4,855,553)	(2,132,725)	(3,128,229)

(1)	For the six-month period ended June 30, 2025 and 2024, the amounts of R$3,483,345 and R$3,009,347, refers to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.

(2)	For the six-month period ended June 30, 2025 and 2024, the amounts of R$556,928 and R$278.277, respectively, refers to interest income from short investments recognized under the caption “Interest income”.

23 Earnings (loss) per share

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024	2025	2024
Net income attributable to shareholders	5,915,773	3,361,213	2,992,115	1,715,206
Weighted average - common shares outstanding (basic)	1,109,058,185	1,109,058,185	1,109,058,185	1,109,058,185

Basic and diluted earnings per share - (R$)	5.33	3.03	2.70	1.55

27

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

24 Operating segments and information by geographic area

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia, and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of profit sharing from equity investments, net of taxes; exclusion of financial income and expenses, exclusion of depreciation and amortization expenses, exclusion of expenses with antitrust agreements; exclusion of donations and social programs expenses; exclusion impairment of assets; exclusion of restructuring; exclusion of fiscal payments and installments; exclusion of avian influenza; and exclusion of certain other operating income (expense), net.

Brazil: this segment includes the operating activities, mainly represented by slaughter facilities, cold storage and meat processing, fattening, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand. JBS Australia also generates revenues through their cattle hoteling business.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by consolidated operational segments is as follows:

Segments presented for the six-months ended June 30:

2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	38,816,413	24,842,181	76,090,476	23,366,066	53,003,820	20,655,324	1,856,908	238,631,188	(5,530,172)	233,101,016
Adjusted EBITDA (1)	2,061,227	4,707,973	(1,907,335)	2,882,318	8,492,046	2,581,399	47,642	18,865,270	—	18,865,270

2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	29,781,108	21,912,357	58,905,694	20,740,572	45,353,213	15,780,697	1,315,720	193,789,361	(4,035,960)	189,753,401
Adjusted EBITDA (1)	1,823,986	3,211,443	102,675	2,805,177	6,563,339	1,791,809	19,264	16,317,693	(6,729)	16,310,964

28

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Segments presented for the three-months ended June 30:

2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	20,288,683	12,273,249	38,557,818	11,666,861	26,939,645	11,177,904	1,165,092	122,069,252	(3,095,721)	118,973,531
Adjusted EBITDA (1)	1,295,107	2,219,908	(1,320,096)	1,436,902	4,633,341	1,644,165	26,772	9,936,099	—	9,936,099

2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	15,546,779	11,594,831	31,262,660	11,278,655	23,767,606	8,616,895	501,175	102,568,601	(1,962,341)	100,606,260
Adjusted EBITDA (1)	1,180,667	2,019,469	151,273	1,253,430	4,083,648	1,177,799	19,194	9,885,480	(3,365)	9,882,115

(*)	Includes intercompany and intersegment transactions.

(1)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	Six-month period ended June 30,		Three-month period ended June 30,
	2025	2024	2025	2024
Profit (loss) before taxes	8,229,846	4,622,343	4,173,018	2,801,383
Share of profit of equity-accounted investees, net of tax	(60,303)	19,813	(44,315)	(12,540)
Net finance expense	3,252,265	4,855,553	2,132,725	3,128,229
Operating Income	11,421,808	9,497,709	6,261,428	5,917,072
Depreciation and amortization	6,333,116	5,546,846	3,202,413	2,849,924
Antitrust agreements (1)	771,415	417,567	306,475	394,330
Donations and social programs (2)	6,506	73,480	3,428	24,965
Impairment of assets (3)	73,351	268,151	40,257	194,071
Restructuring (4)	125,078	—	25,703	—
Fiscal payments and installments (5)	13,472	426,579	13,472	426,579
Rio Grande do Sul claim (8)	—	32,453	—	32,453
Avian influenza (6)	31,799	—	31,799
Other operating income (expense), net (7)	88,725	48,179	51,123	42,721
Total EBITDA - without elimination	18,865,270	16,310,964	9,936,098	9,882,115
Elimination	—	6,729	—	3,365
Total Adjusted EBITDA for operating segments	18,865,270	16,317,693	9,936,098	9,885,480

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.
(2)	Refers to the donations, substantially composed of the Amazon Fund.
(3)	This mainly refers to the impairment of fixed assets and the impairment of recoverable tax credits.
(4)	Refers to the project implementation of multiple restructuring initiatives mainly in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(5)	Refers to the special payment program for the installment of tax proceedings with exemption from fines and reduction of interest.
(6)	Refers to the impacts related to avian influenza incurred by the indirect subsidiary Seara Alimentos Ltda.
(7)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, insurance recovery, among others.
(8)	Refers to the claim resulting from flooding that occurred in Rio Grande do Sul.

The net revenue and total assets are present below segregated by geographic area as additional information.

29

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Segments presented for the six-months ended June 30:

2025
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	138,574,763	64,614,670	18,154,155	17,968,662	1,073,426	240,385,676	(7,284,659)	233,101,017
Total assets	94,561,944	83,318,690	21,730,893	76,159,176	1,636,436	277,407,139	(49,210,352)	228,196,787

2024
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	111,898,525	52,355,032	14,372,928	15,166,247	898,117	194,690,849	(4,937,448)	189,753,401
Total assets	97,562,091	87,480,859	21,966,483	29,411,467	1,536,815	237,957,715	(18,393,865)	219,563,850

Segments presented for the three-months ended June 30:

2025
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	70,218,425	33,043,069	9,759,661	9,425,334	545,888	122,992,377	(4,018,845)	118,973,532
Total assets	94,561,944	83,318,690	21,730,893	76,159,176	1,636,436	277,407,139	(49,210,352)	228,196,787

2024
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	59,553,077	27,477,784	7,851,373	7,919,842	496,879	103,298,955	(2,692,695)	100,606,260
Total assets	97,562,091	87,480,859	21,966,483	29,411,467	1,536,815	237,957,715	(18,393,865)	219,563,850

(1)	Including the holdings located in Europe that are part of the North American operation.

30

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

25 Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Six month period ended June 30,		Three month period ended June 30,
	2025	2024	2025	2024
Cost of sales
Cost of inventories, raw materials and production inputs	(171,620,202)	(136,855,078)	(87,777,811)	(71,790,769)
Salaries and benefits	(24,478,871)	(20,787,900)	(12,305,987)	(10,767,620)
Depreciation and amortization	(5,612,945)	(4,917,586)	(2,840,559)	(2,535,682)
	(201,712,018)	(162,560,564)	(102,924,357)	(85,094,071)

Selling
Freights and selling expenses	(10,701,314)	(9,371,895)	(5,262,229)	(4,827,586)
Salaries and benefits	(1,583,424)	(819,973)	(808,124)	(425,735)
Depreciation and amortization	(213,765)	(140,978)	(105,816)	(73,124)
Advertising and marketing	(1,020,002)	(774,807)	(565,211)	(395,229)
Commissions	(226,604)	(167,457)	(124,211)	(91,895)
Net impairment losses	(35,259)	(21,505)	26,454	(9,413)
	(13,780,368)	(11,296,615)	(6,839,137)	(5,822,982)

General and administrative
Salaries and benefits	(3,100,656)	(3,119,409)	(1,447,398)	(1,594,159)
Fees, services held and general expenses	(1,788,124)	(2,152,350)	(926,582)	(1,376,585)
Depreciation and amortization	(506,406)	(488,282)	(256,038)	(241,118)
DOJ and Antitrust agreements	(771,415)	(417,567)	(306,475)	(394,330)
Donations and social programs (1)	(44,852)	(73,480)	(22,788)	(24,965)
	(6,211,453)	(6,251,088)	(2,959,281)	(3,631,157)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Company is present and donations to Fundo JBS Pela Amazônia.

For the six-month period ended June 30, 2025, the Company incurred expenses with internal research and development, in the amount of R$16,047 (R$14,917 for the six-month period ended June 30, 2024).

For the six-month period ended June 30, 2025 and 2024, other income (expenses) includes gain (losses) of sale of assets, insurance recovery, asset impairment expenses, restructuring expenses, among others.

25.1 Other income and expenses

Other Income: As of June 30, 2025, the Group has recorded other income totaling R$277,795 (R$195.012 as of June 30, 2024), primarily related to gains on asset sales amounting to R$103.397 (R$31.367 on June 30, 2024), tax credits from prior periods totaling R$22.281 (R$26.581 on June 30, 2024) and rental income totaling R$10.580 (R$8.687 for the six-month period ended June 30, 2024) among other non-significant items.

Other Expenses: As of June 30, 2025, the Group has recorded other expenses totaling R$253.164 (R$342.437 as of June 30, 2024), mainly related to restructuring expenses amounting to R$125,078 (R$268,151 on June 30,2025), losses on asset sales totaling R$23.845 (R$62.527 on June 30, 2025), among other non-significant items.

Restructuring related expenses

As of June 30, 2025, the Company recognized R$125,078 (R$268,151 in June 30, 2024) related to restructuring expenses, of which R$116.632 refers to restructuring initiatives in its indirect subsidiary Pilgrim’s Pride Corporation (“PPC”) in Europe. The aim of these activities is to integrate central operations and reallocate processing capacities between production facilities, resulting in the closure of some facilities in Europe.

31

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

As of June 30, 2025, PPC recognized the following expenses and made the following payments related to each restructuring initiative:

	Pilgrim’s Food Masters	Pilgrim’s Europe Central	Total

Earliest implementation date	April 2024	January 2024
Expected predominant completion date	March 2025	June 2025

Costs incurred and expected to be incurred:

Employee-related costs	108,313	284,812	393,125
Asset impairment costs	59,411	10,107	69,518
Contract termination costs	4,666	9,534	14,200
Other exit and disposal costs (1)	53,856	23,034	76,890
Total exit and disposal costs	226,246	327,487	553,733

Costs incurred since earliest implementation date:

Employee-related costs	108,313	236,964	345,277
Asset impairment costs	59,411	10,107	69,518
Contract termination costs	4,666	9,534	14,200
Other exit and disposal costs (1)	53,856	23,034	76,890
Total exit and disposal costs	226,246	279,639	505,885

(1)	Comprised of other costs directly related to the restructuring initiatives, including maintenance costs and Pilgrim’s Food Masters consulting fees.

During the six-month periods ended June 30, 2025 and 2024, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	2025
	Provisions	Expenses	Cash Outlays

Pilgrim’s Food Masters	14,423	4,340	(30,241)
Pilgrims Europe Central	35,502	107,724	(99,168)
Previous programs substantially completed	—	4,568	(13,015)
Total	49,925	116,632	(142,424)

	2024
	Provisions	Expenses	Cash Outlays

Pilgrim’s Food Masters	15,187	122,291	(99,874)
Pilgrims Europe Central	55,850	102,525	(44,568)
Previous programs substantially completed	17,978	38,629	(7,026)
Total	89,015	263,445	(151,468)

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2024 to June 30, 2025 and from December 31, 2023 to December 31, 2024. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Statements of financial position. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position. The ending reserve balance for asset impairments is reported in property, plant and equipment, net in the Consolidated Statements of financial position.

	December 31, 2024	Restructuring charges incurred	Cash payments and disposals	Currency translation	June 30, 2025

Severance	27,512	83,704	(77,258)	410	34,368
Contract termination	9,369	12,304	(17,815)	11	3,869
Asset impairment	563	419	(963)	(20)	(1)
Other	30,528	15,637	(33,373)	(1,103)	11,689
Total	67,972	112,064	(129,409)	(702)	49,925

	December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	June 30, 2024

Severance	17,676	174,529	(135,080)	6,079	63,204
Contract termination	7,732	4,811	(9,745)	461	3,259
Asset impairment	1,738	70,707	(72,553)	109	1
Other	22,419	13,398	(16,243)	2,977	22,551
Total	49,565	263,445	(233,621)	9,626	89,015

32

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

26 Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

	Notes	June 30, 2025	December 31, 2024
Assets
Fair value through profit or loss (1)
Financial investments	3	7,055,867	20,748,254
National treasury bills	3	631,210	603,937
Derivative assets		1,021,346	523,049
Loans and receivables at amortized cost (2)
Cash at banks	3	6,497,833	13,609,569
Margin cash	3	2,011,700	645,361
Trade accounts receivable	4	19,937,381	23,131,584
Related party receivables	8	—	479,006
Total		37,155,337	59,740,760
Liabilities
Amortized cost
Loans and financing	16	(106,368,672)	(119,677,321)
Trade accounts payable and supply chain finance	15	(33,018,641)	(38,356,488)
Debt with related companies	8	(1,259,114)	—
Lease liabilities	12.2	(9,663,264)	(10,737,627)
Other financial liabilities		(181,649)	(352,166)
Fair value through profit or loss
Derivative liabilities		(2,585,202)	(1,647,559)
Total		(153,076,542)	(170,771,161)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; the accounts receivable are short-term and net from expected losses.

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

	June 30, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	7,055,867	7,055,867	—	20,748,254	20,748,254
National treasury bills	631,210	—	631,210	603,937	—	603,937
Derivative assets	—	1,021,346	1,021,346	—	523,049	523,049

Financial liabilities
Derivative liabilities	—	2,585,202	2,585,202	—	1,647,559	1,647,559

33

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on June 30, 2025 and December 31, 2024, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	June, 2025			December 31, 2024
Descrição	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2,50% JBS Lux 2027	5,457,100	97.10%	5,299,008	6,192,299	94.98%	5,881,260
Notes 5,13% JBS Lux 2028	4,909,971	101.49%	4,983,179	5,571,459	99.50%	5,543,379
Notes 3,00% JBS Lux 2029	3,274,026	94.94%	3,108,262	3,715,113	91.20%	3,388,183
Notes 6,5% JBS Lux 2029	—	—	—	432,879	100.52%	435,151
Notes 5,5% JBS Lux 2030	2,181,121	102.33%	2,231,919	7,738,424	99.77%	7,720,471
Notes 3,75% JBS Lux 2031	2,690,350	93.28%	2,509,586	3,052,804	88.93%	2,714,919
Notes 3,00% JBS Lux 2032	5,457,100	87.35%	4,766,668	6,192,299	83.22%	5,153,293
Notes 3,625% JBS Lux 2032	5,286,730	91.27%	4,825,145	5,998,976	87.96%	5,276,939
Notes 5,75% JBS Lux 2033	9,067,927	102.54%	9,298,253	10,289,589	99.54%	10,242,360
Notes 6,75% JBS Lux 2034	8,224,101	108.70%	8,939,187	9,332,080	105.85%	9,877,633
Notes 5,95% JBS USA 2035	4,911,390	76.72%	3,768,117	—	—	—
Notes 4,375% JBS Lux 2052	8,447,591	102.87%	8,690,291	5,573,069	110.50%	6,158,130
Notes 6,50% JBS Lux 2052	4,911,390	111.81%	5,491,573	9,585,679	101.53%	9,732,628
Notes 7.25% JBS Lux 2053	4,481,987	96.46%	4,323,101	5,573,069	74.94%	4,176,625
Notes 6,375% JBS USA 2055	4,909,207	89.91%	4,413,721	—	—	—
Notes 4,25% PPC 2031	5,034,290	105.36%	5,304,178	5,298,905	92.24%	4,887,604
Notes 3,5% PPC 2032	2,728,553	109.20%	2,979,495	5,573,069	86.34%	4,811,621
Notes 6,25% PPC 2033	5,457,100	103.25%	5,634,729	6,068,453	102.16%	6,199,593
Notes 6,875% PPC 2034	4,092,825	101.42%	4,151,148	3,096,150	106.73%	3,304,521
	91,522,759		90,717,560	99,284,316		95,504,310

Risk management:

In its operational routine, the Company and its subsidiaries are exposed to various market, credit, and liquidity risks. These risks are disclosed in the financial statements as of December 31, 2024. There were no changes in the nature of these risks during the current quarterly reporting period. The following section presents the risks and operations to which the Company is exposed in the current period. Additionally, a sensitivity analysis is provided for each type of risk, showing the potential impact on Financial Results under hypothetical changes: CDI by 50% and 100%, parent company commodities and Seara grain by 25% and 50%, and currency and USA commodities exposures by 15% and 30% in the relevant risk variables. For the probable scenario, the Company deems it appropriate to use the Value at Risk (VaR) methodology with a 99% confidence interval (CI) and a one-day horizon.

34

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

a. Interest rate risk

The Company understands that the quantitative data referring to the Company’s interest rate exposure risk on June 30, 2025 and December 31, 2024, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	30.06.25	31.12.24
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	3,811,367	4,708,004
Treasury bills	387,200	363,838
Margin cash	2,002,347	644,000
Related party transactions	(915,537)	—
Credit note - export	(8,360)	(10,554)
Subtotal	5,277,017	5,705,288
Derivatives (Swap)	(6,406,658)	(7,957,930)
Total	(1,129,641)	(2,252,642)
Liabilities exposure to the LIBOR rate:
Margin cash	9,353	23,946
Related party transactions	(343,577)	479,006
Treasury bills	244,010	217,515
CRA - Agribusiness Credit Receivable Certificates	(9,038,409)	(7,201,818)
Subtotal	(9,128,623)	(6,481,351)
Derivatives (Swap)	5,823,265	7,125,388
Total	(3,305,358)	644,037
Liabilities exposure to the SOFR rate:
Credit note - export	(575,917)	(633,889)
Prepayment	—	(621,064)
Working capital - USD	(15,861)	(16,094)
Total	(591,778)	(1,271,047)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day		Scenario (II) Interest rate variation - 50%		Scenario (III) Interest rate variation - 100%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income

CDI	Decrease	14.90%	14.81%	994	22.35%	(84,158)	29.80%	(168,317)
				994		(84,158)		(168,317)

			Scenario (I) VaR 99% I.C. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
IPCA	Increase	5.32%	5.33%	(231)	6.65%	(43,961)	7.98%	(87,923)
SOFR	Increase	4.45%	4.46%	(32)	5.56%	(6,586)	6.68%	(13,167)
				(263)		(50,547)		(101,090)

			June 30, 2025				December 31, 2024
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	IPCA	2027	978,410	1,064,865	(1,127,685)	(62,820)	978,410	1,005,956	(1,061,850)	(55,894)
	IPCA	2031	172,018	222,074	(254,694)	(32,620)	1,170,787	1,315,264	(1,392,276)	(77,012)
	IPCA	2032	711,991	834,507	(941,934)	(107,427)	1,133,951	1,191,798	(1,341,565)	(149,767)
	IPCA	2034	777,342	816,608	(853,523)	(36,915)	788,999	770,154	(839,982)	(69,828)
Swap	IPCA	2037	1,136,127	1,416,881	(1,668,943)	(252,062)	1,171,825	1,332,536	(1,630,146)	(297,610)
	IPCA	2038	881,290	942,563	(989,272)	(46,709)	881,290	888,947	(986,201)	(97,254)
	IPCA	2039	—	—	—	—	129,136	126,091	(135,178)	(9,087)
	IPCA	2044	500,000	525,767	(570,607)	(44,840)	500,000	494,642	(570,732)	(76,090)

			5,157,178	5,823,265	(6,406,658)	(583,393)	6,754,398	7,125,388	(7,957,930)	(832,542)

35

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

b. Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Company’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. In the Consolidated, the Company discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	USD		EUR		GBP
	30.06.25	31.12.24	30.06.25	31.12.24	30.06.25	31.12.24
OPERATING
Cash and cash equivalents	5,869,746	10,153,690	311,103	311,727	22,740	99,680
Trade accounts receivable	3,084,550	6,646,802	756,121	1,021,830	812,327	406,736
Sales orders	8,958,052	6,580,960	743,086	488,288	42,928	336,673
Trade accounts payable	(1,455,532)	(1,842,430)	(460,717)	(484,662)	(99,647)	(100,758)
Purchase orders	(121,519)	(517,013)	(1,242,921)	(55,287)	—	—
Operating subtotal	16,335,297	21,022,009	106,672	1,281,896	778,348	742,331
FINANCIAL
Margin cash	9,353	1,363	—	—	—	—
Advances to customers	(16,519)	(29,001)	(10,882)	(9,672)	(1,604)	(1,184)
Loans and financing	(1,164,948)	(7,993,463)	—	(3,803)	—	—
Financial subtotal	(1,172,114)	(8,021,101)	(10,882)	(13,475)	(1,604)	(1,184)
Operating financial subtotal	15,163,183	13,000,908	95,790	1,268,421	776,744	741,147

Total exposure	15,163,183	13,000,908	95,790	1,268,421	776,744	741,147
DERIVATIVES
Future contracts	2,736,695	11,393	(433,874)	(530,029)	(226,177)	(211,126)
Deliverable Forwards (DF´s)	(2,751,967)	(4,112,207)	387,236	439,337	(242,868)	(165,861)
Non-Deliverable Fowards (NDF´s)	(220,854)	(2,583,167)	(162,065)	(121,115)	—	(38,776)
Total derivatives	(236,126)	(6,683,981)	(208,703)	(211,807)	(469,045)	(415,763)
NET EXPOSURE IN US$	14,927,057	6,316,927	(112,912)	1,056,614	307,699	325,384

b1. Sensitivity analysis and derivative financial instruments breakdown:

b1.1 USD - American dollars (amounts in thousands of R$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of R$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	5.4571	5.3487	(324,575)	4.6385	(2,450,280)	3.8200	(4,900,589)
Financial	Depreciation	5.4571	5.3487	23,289	4.6385	175,816	3.8200	351,634
Derivatives	Depreciation	5.4571	5.3487	4,692	4.6385	35,419	3.8200	70,838
				(296,594)		(2,239,045)		(4,478,117)

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future Contract	American dollar	Long	54,734	2,736,695	(20,748)	4,765	11,393	76

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value

Deliverable Forwards	American dollar	Short	(504,291)	(2,751,967)	89,105	(664,084)	(4,112,207)	(104,452)
Non-Deliverable Forwards	American dollar	Short	(40,471)	(220,854)	15,771	(417,158)	(2,583,167)	(5,881)

36

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

b1.2 EUR - EURO (amounts in thousands of R$):

			Cenário (i) VaR 99% I.C. 1 dia		Cenário (II) Variação do câmbio em 15%		Cenário (III) Variação do câmbio em 30%
				Effect on income		Effect on income		Effect on income

Operating	Appreciation	6.4230	6.5547	2,188	7.3865	16,001	8.3499	32,001
Financial	Depreciation	6.4230	6.5547	(223)	7.3865	(1,632)	8.3499	(3,265)
Derivatives	Depreciation	6.4230	6.5547	(4,281)	7.3865	(31,305)	8.3499	(62,611)
				(2,316)		(16,936)		(33,875)

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value

Future Contract	Euro	Short	(4,355)	(433,874)	(2,638)	2,074	(530,029)	303
Deliverable Forwards	Euro	Long	60,289	387,236	21,626	68,259	439,337	14,713
Non-Deliverable Forwards	Euro	Short	(25,232)	(162,065)	(933)	(18,818)	(121,115)	2,601

b1.3 GBP - British Pound (amounts in thousands of R$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	7.4893	7.3428	(15,224)	6.3659	(116,752)	5.2425	(233,504)
Derivatives	Depreciation	7.4893	7.3428	9,174	6.3659	70,356	5.2425	140,714
				(6,019)		(46,155)		(92,309)

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Future Contract	British pound	Short	(1,580)	(226,177)	(34 3)	1,219	(211,126)	77

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Deliverable Forwards	British pound	Short	(32,429)	(242,868)	(3,935)	(21,368)	(165,861)	(4,180)
Non-Deliverable Forwards	British pound	Short	—	—	—	(4,996)	(38,776)	(793)

37

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

c. Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities (cattle) and corn (grain) contracts:

	Consolidated
Exposure in Commodities (Cattle)	June 30, 2025	December 31, 2024

Firm contracts of cattle purchase	19,753,552	22,907,111
Subtotal	19,753,552	22,907,111
DERIVATIVES
Future contracts	(36,356)	687,175
Deliverable Forwards	(11,230,942)	52,849,548
Non Deliverable Forwards	417,648	—
Subtotal	(10,849,650)	53,536,723
NET EXPOSURE	8,903,902	76,443,834

	Consolidated
Exposure in Corn (Grain)	June 30, 2025	December 31, 2024
Purchase orders	335,968	354,573
Subtotal	335,968	354,573
DERIVATIVES
Future contracts	1,241,634	204,266
Non Deliverable Forwards	83,646	—
Subtotal	1,325,280	204,266
NET EXPOSURE	1,661,248	558,839

Sensitivity analysis (cattle):

		Scenario (i) VaR 99% I.C. 1 dia			Scenario (II) Variation - 15%		Scenario (III) Variation - 30%
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income

Operating(USA)	Depreciation	225.88	221.64	(370,494)	192.00	(2,963,033)	158.12	(5,926,066)
Derivatives (Brasil)	Depreciation	317.40	311.74	(6,802)	269.79	(57,194)	222.18	(114,388)
Derivatives (USA)	Depreciation	225.88	221.64	210,645	192.00	1,684,641	158.12	3,369,283
				(166,651)		(1,335,586)		(2,671,171)

Sensitivity analysis (Grains):

		Scenario (i) VaR 99% I.C. 1 dia			Scenario (II) Variation - 15%		Scenario (III) Variation - 30%
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income

Operating (Brasil)	Depreciation	67.02	65.31	(8,553)	56.97	(50,395)	46.91	(100,790)
Derivatives (Brasil)	Depreciation	67.02	65.31	(33,738)	56.97	(198,792)	46.91	(397,584)
				(42,291)		(249,187)		(498,374)

38

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Details of derivative financial instruments (cattle):

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities	Short	(300)	(36,356)	(1,127)	6,548	687,175	(16,831)
Deliverable Forwards	Commodities	Short	(2,058,042)	(11,230,942)	(1,806,540)	8,534,720	52,849,548	(373,024)
Non Deliverable Forwards	Commodities	Long	1,320,000	417,648	12,968	—	—	—

Details of derivative financial instruments (Grains):

			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities	Long	38,187	1,241,634	(5,723)	6,949	204,266	515
Non Deliverable Forwards	Commodities	Long	1,350,000	83,646	(3,992)	—	—	—

c2. Hedge accounting:

From the third quarter of 2021, the Company reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The effects on the period’s results, other comprehensive income, and the balance sheet from derivative financial instruments contracted for foreign exchange, commodity price, and interest rate hedging are presented below:

Cash flow of hedge operations - derivative instruments	Risk	Quantity	Notional	Fair value
Future contract	Commodities	10,010	286,892	(1,197)
NDF´s	Commodities	1,710	203,126	(607)

The Company also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

c2.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Consolidated
Statements of Income:	2025	2024

Cost of sales before hedge accounting adoption	(19,600,744)	(18,492,938)

Derivatives operating income (loss)	437	9,084
Commodities	437	9,084
Cost of sales with hedge accounting	(19,600,307)	(18,483,854)

Financial income (expense), net excluding derivatives	207,794	(117,721)

Derivatives financial income (expense), net	(13,750)	(712,154)
Currency	8,844	(573,102)
Commodities	(22,594)	(137,401)
Interests	—	(1,651)
Financial income (expense), net	194,044	(829,875)

39

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Consolidated
Statements of other comprehensive income (expense):	2025	2024

Financial instruments designated as hedge accounting:	(1,208)	(675)
Currency	—	—
Commodities	(1,208)	(675)

Other comprehensive income	1,608	1,985

Cash Flow Hedge Movement	December 31, 2024	OCI	June 30, 2025
Hedge accounting operations	1,894	(685)	1,209
Deferred income tax on hedge accounting	(643)	233	(410)
Total of other comprehensive income (expense)	1,251	(452)	799

Below are the effects on balance sheet, after the adoption of hedge accounting:

	Consolidated
Balance sheet:	June 30, 2025	December 31, 2024

Derivatives payable/receivable	(1,803)	519
Derivatives instruments designated as hedge accounting:
Commodities	(1,803)	519

Derivatives payable/receivable	2,645	430
Derivatives instruments not designated as hedge accounting:
Currency	2,645	430

Other comprehensive results	(1,208)	1,894
Commodities	(1,208)	1,894

Inventories	(5,902)	124
Commodities	(5,902)	124

Open balance sheet position of derivative assets and liabilities:
	Consolidated
Assets:	June 30, 2025	December 31, 2024

Currency
Designated as hedge accounting	842	519
Commodities	(1,803)	—
	2,645	519

Not designated as hedge accounting	—	430
Currency	—	430

Current assets	842	949

40

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	June 30, 2025					December 31, 2024
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	33,018,637	—	—	—	33,018,637	38,356,488	—	—	—	38,356,488
Loans and financing	5,714,861	10,963,196	6,458,559	83,232,056	106,368,672	12,906,149	6,478,710	10,456,892	89,835,570	119,677,321
Estimated interest on loans and financing (1)	2,348,348	17,014,307	10,613,794	47,264,718	77,241,167	15,222,640	15,113,052	5,201,215	35,110,448	70,647,355
Derivatives liabilities	2,135,263	449,939	—	—	2,585,202	1,027,793	619,766	—	—	1,647,559
Payments of leases	3,319,134	1,764,515	1,266,575	3,313,040	9,663,264	2,078,637	2,640,421	1,701,630	4,316,939	10,737,627
Other financial liabilities	600,877	159,363,381	28,748,130	16,964,755	205,677,143	365,328	174,897,702	26,246,504	6,110,381	207,619,915
	114,149	67,500	—	—	181,649	100,916	101,250	—	150,000	352,166

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates on June 30, 2025 and December 31, 2024. Payments in foreign currencies are estimated using the June 30, 2025 and December 31, 2024 exchange rates.

The Company has future commitment for purchase of grains and cattle whose balances on June 30, 2025 in the amount of R$205.7 billion (R$207.6 billion on December 31, 2024).

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance on June 30, 2025 is R$307,909 (R$177,636 on December 31, 2024). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance on June 30, 2025 is R$2,002,346 (R$643,999 on December 31, 2024). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance on June 30, 2025 is R$141,280 (R$23,946 in 31 de dezembro de 2024). This guarantee is larger than its collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. Detailed information on the opening of the Group’s covenants is disclosed annually.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e. Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these interim financial statements.

For the three-month period ended June 30, 2025, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

41

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

27 Approval of the financial statements

The issuance of these individual and condensed interim financial statements was approved by the Board of Directors on August 13, 2025.

BOARD OF DIRECTORS

Chairman:	Jeremiah Alphonsus O’Callaghan
Vice-Chairman:	Wesley Mendonça Batista
Executive Board Member:	Gilberto Tomazoni
Non-executive Board Member:	Joesley Mendonça Batista
Non-executive Board Member:	Carlos Hamilton Vasconcelos Araújo
Non-executive Board Member:	Kátia Regina de Abreu Gomes
Non-executive Board Member:	Paulo Bernardo Silva
Non-executive Board Member:	Raul Alfredo Padilla
Non-executive Board Member:	Henrique de Campos Meirelles

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated condensed interim financial statements for the six-month period ended June 30, 2025, at August 12, 2025. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. review report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Raul Alfredo Padilla
Committee Member:	Henrique de Campos Meirelles

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company’s Officers declare at August 13, 2025, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i)	They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated condensed interim financial statements for the six-month period ended June 30, 2025, and

(ii)	They reviewed, discussed and agreed with the condensed interim financial statements for the six-month period ended June 30, 2025.

EXECUTIVE BOARD

Global Chief Executive Officer:	Gilberto Tomazoni

Accounting Director:	Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *

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